                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2003


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)


                    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F /X/        Form 40-F  / /


                    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes / /        No /X/

                    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________]

                                   ----------

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form
      S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of
                               DaimlerChrysler AG

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Interim Report to Stockholders for the three and six month periods ended June 30, 2003

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and
"should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

                            DAIMLERCHRYSLER




                            INTERIM REPORT

                                 Q2 2003

 3 | Business Review

 5 | Mercedes Car Group

 6 | Chrysler Group

 7 | Commercial Vehicles

 8 | Services

 9 | Other Activities

11 | Analysis of the
     Financial Situation

15 | Consolidated
     Financial Statements

20 | Notes to Consolidated
     Financial Statements

35 | Financial Diary

DAIMLERCHRYSLER

                                                   Q2 03     Q2 03      Q2 02     Change
-------------------------------------------------------------------------------------------
Amounts in millions                              US $(1)    [EURO]     [EURO]       in %
-------------------------------------------------------------------------------------------
Revenues                                          39,484    34,328     39,337        -13(2)
-------------------------------------------------------------------------------------------
European Union                                    14,377    12,500     12,389         +1
-------------------------------------------------------------------------------------------
 Germany                                           7,222     6,279      5,965         +5
-------------------------------------------------------------------------------------------
USA                                               17,864    15,531     20,265        -23
-------------------------------------------------------------------------------------------
Other markets                                      7,243     6,297      6,683         -6
-------------------------------------------------------------------------------------------
Employees (June 30)                                        372,073    374,059         -1
-------------------------------------------------------------------------------------------
Research and development costs                     1,737     1,510      1,463         +3
-------------------------------------------------------------------------------------------
Investment in property, plant and equipment        1,707     1,484      1,822        -19
-------------------------------------------------------------------------------------------
Cash provided by operating activities              6,841     5,948      5,875         +1
-------------------------------------------------------------------------------------------
Operating profit                                     737       641      1,682        -62
-------------------------------------------------------------------------------------------
Net income                                           125       109      1,108        -90
-------------------------------------------------------------------------------------------
 per share (in US $/[EURO])                         0.13      0.11       1.10        -90
-------------------------------------------------------------------------------------------

(1) Rate of exchange: [EURO] 1 = US $ 1.1502 (based on the noon buying rate on June 30, 2003).
(2) A 2% decrease after adjusting for effects of currency translation.

                                               OPERATING                                         EARNINGS (LOSS)
                     REVENUES                PROFIT (LOSS)             NET INCOME (LOSS)            PER SHARE
              In billions of [EURO]      In billions of [EURO]       In billions of [EURO]          In [EURO]
                2002        2003            2002        2003            2002        2003        2002        2003
-------------------------------------------------------------------------------------------------------------------
Q1             36.907      33.697           3.080      1.403            2.503       0.588        2.49        0.58
Q2             39.337      34.328           1.682      0.641            1.108       0.109        1.10        0.11
Q3             36.338           -           1.539          -            0.780           -        0.77           -
Q4             37.001           -           0.553          -            0.327           -        0.16           -

DAIMLERCHRYSLER

                                                 Q1-2 03   Q1-2 03    Q1-2 02     Change
-------------------------------------------------------------------------------------------
Amounts in millions                             US $ (1)    [EURO]     [EURO]       in %
-------------------------------------------------------------------------------------------
Revenues                                          78,242    68,025     76,244        -11(2)
-------------------------------------------------------------------------------------------
European Union                                    27,381    23,805     23,143         +3
-------------------------------------------------------------------------------------------
 Germany                                          13,410    11,659     10,980         +6
-------------------------------------------------------------------------------------------
USA                                               37,135    32,286     40,331        -20
-------------------------------------------------------------------------------------------
Other markets                                     13,726    11,934     12,770         -7
-------------------------------------------------------------------------------------------
Employees (June 30)                                        372,073    374,059         -1
-------------------------------------------------------------------------------------------
Research and development costs                     3,382     2,940      2,861         +3
-------------------------------------------------------------------------------------------
Investment in property, plant and equipment        3,582     3,114      3,417         -9
-------------------------------------------------------------------------------------------
Cash provided by operating activities             11,410     9,920      9,948         -0
-------------------------------------------------------------------------------------------
Operating profit                                   2,351     2,044      4,762        -57
-------------------------------------------------------------------------------------------
Net income                                           802       697      3,611        -81
-------------------------------------------------------------------------------------------
 per share (in US $/[EURO])                         0.79      0.69       3.59        -81
-------------------------------------------------------------------------------------------

(1) Rate of exchange: [EURO] 1 = US $ 1.1502 (based on the noon buying rate on June 30, 2003).
(2) On previous year's level after adjusting for effects of currency translation.

                                                      Interim Report Q2 2003 | 3

BUSINESS REVIEW
DEVELOPMENTS IN SECOND QUARTER AFFECTED BY DIFFICULT MARKET


-  GROUP OPERATING PROFIT OF [EURO] 0.6 BILLION IN SECOND QUARTER (Q2 2002:
   [EURO] 1.7 BILLION)

- REVENUES OF [EURO] 34.3 BILLION, DECREASE PRIMARILY DUE TO APPRECIATION OF EURO AGAINST US DOLLAR

- MERCEDES CAR GROUP SUCCESSFUL WITH NEW PRODUCTS, SLIGHT INCREASE IN OPERATING PROFIT ([EURO] 0.9 BILLION)

- DIFFICULT MARKET CONDITIONS IN THE UNITED STATES LED TO LOSS AT CHRYSLER GROUP OF [EURO] 0.9 BILLION

-  IMPROVED EARNINGS AT COMMERCIAL VEHICLES ([EURO] 0.2 BILLION)

-  SERVICES POSTS SIGNIFICANT INCREASE IN EARNINGS ([EURO] 0.3 BILLION)

- FULL-YEAR 2003: DAIMLERCHRYSLER WILL ENDEAVOR TO ACHIEVE AN OPERATING PROFIT FROM ITS ONGOING BUSINESS OF ABOUT [EURO] 5 BILLION

Note:

Starting with its reporting for the year 2003, DaimlerChrysler has departed from its previous practice of presenting earnings with and without one-time effects; in the future only one figure will be reported for operating profit, net income and earnings per share. In order to ensure comparability with the prior year's figures, a reference is made to the one-time effects included in the respective prior-year quarters.

With this procedure DaimlerChrysler is following the new rules adopted by the US Securities and Exchange Commission (SEC), which must be applied for the 2003 financial year and which deal with the reporting of "one-time effects" much more restrictively.

NO GROWTH MOMENTUM FOR ECONOMY OR AUTOMOBILE MARKET

- The worldwide upswing that had been hoped for in the second quarter of 2003 did not materialize. In the euro zone, economic expectations were further dampened by the very significant appreciation of the euro against the US dollar.

- Sales of automobiles in the United States in the second quarter were lower than in Q2 2002. Even lower unit sales were only avoided by offering customers higher incentives. Demand also declined in the automotive markets of Western Europe.

IMPROVED EARNINGS IN NEARLY ALL DIVISIONS

- DaimlerChrysler achieved an operating profit of [EURO] 0.6 billion for the second quarter (Q2 2002: [EURO] 1.7 billion). The operating profit for the second quarter of 2002 included a charge of [EURO] 257 million as the balance of several one-time effects.

- The Mercedes Car Group division increased its operating profit by 2% to [EURO] 861 million, primarily due to the full availability of the new E-Class and the CLK coupe.

- Chrysler Group posted a second-quarter operating loss of [EURO] 948 million (Q2 2002: operating profit of [EURO] 414 million including a restructuring charge of [EURO] 374 million). The deterioration is due to lower shipments and increased incentives, including higher provisions for marketing costs related to dealer inventories and for guaranteed residual values.

- At Commercial Vehicles, further progress with the implementation of efficiency-enhancing programs meant that the division's result improved from an operating loss of [EURO] 7 million in Q2 2002 (including restructuring expenses of [EURO] 39 million) to an operating profit of [EURO] 211 million.

- The Services division also improved its operating profit, by 47% to [EURO] 334 million due to more favorable refinancing conditions, higher margins and better risk management.

- The segment Other Activities, primarily the MTU Aero Engines business unit and our holdings in Mitsubishi Motors (MMC) and EADS, achieved an operating profit of [EURO] 228 million (Q2 2002: [EURO] 253 million). These three holdings each delivered positive contributions to profits in the second quarter.

-  Net income for the second quarter amounted to [EURO] 0.1 billion (Q2 2002:
   [EURO] 1.1 billion); earnings per share for the period amounted to [EURO] 0.11 (Q2 2002: [EURO] 1.10).

UNIT SALES BELOW PRIOR YEAR'S FIGURE

- DaimlerChrysler sold a total of 1.2 million vehicles during the second quarter of this year (Q2 2002: 1.3 million).

- Mercedes Car Group sold 318,000 passenger cars, nearly equaling the very high prior-year figure, despite the weakness of markets in Western Europe which are very important for this division. A decrease for the Mercedes-Benz brand (-5%) was offset by an increase for the smart brand (+7%). There was a very good market response to the new E-Class, the new CLK convertible, and the new smart roadster and roadster-coupe.

- Chrysler Group recorded unit sales (shipments to dealers) of 721,900 passenger cars and light trucks, 12% lower than the 816,000 vehicles recorded for Q2 2002. Higher deliveries of the Jeep(R) Liberty and deliveries of the new Chrysler Pacifica were more than offset by lower deliveries of other vehicles, particularly passenger cars and minivans.

- Sales of 125,700 units by the Commercial Vehicles division were close to the level of Q2 2002, despite the start up of the Actros and the launch of the Viano and the new Vito, deliveries of which will not begin until September. The market has responded very positively to these new vehicles. Freightliner achieved a slight increase in unit sales despite the very low level of demand in the United States.

4 | Interim Report Q2 2003

- Group revenues for the second quarter decreased from [EURO] 39.3 billion to [EURO] 34.3 billion, primarily due to the appreciation of the euro against the US dollar, but also as a result of lower unit sales in the second quarter. Adjusted to exclude currency translation effects, the decrease amounts to 2%.

TOTAL WORKFORCE OF 372,100 PERSONS

- At the end of the second quarter of 2003, DaimlerChrysler employed 372,100 people worldwide (June 30, 2002: 374,100).

- Despite the first consolidation of the New Venture Gear Inc. with some 3,800 employees, the size of the Chrysler Group workforce decreased to 97,100 people (-6%). This was due to the measures taken to reduce costs and increase efficiency, as well as the sale of Eurostar Graz with around 2,000 employees in Q3 2002. The number of people employed by the Mercedes-Benz sales organizations for passenger cars and commercial vehicles increased by 10% to 43,700 as a result of acquiring dealerships within the framework of the Metropolitan strategy.

OUTLOOK

- In recent weeks, important leading indicators indicated a potential towards an improvement in economic prospects. On this basis we expect a gradual stabilization in demand for passenger cars and light trucks in the United States during the second half of the year. In Western Europe, however, we expect demand for passenger cars to remain at a low level for some time. Also in the market for medium and heavy trucks we still see no signs of a sustainable upturn.

- Mercedes Car Group expects to attain in 2003 similar high levels of the previous year in terms of unit sales, revenues and earnings, despite the continuation of difficult market conditions.

   Share Price Index
   (as of January 2, 2003)

                                                          Dow Jones STOXX
                           DaimlerChrysler      DAX          Auto Index
                           ---------------      ---          ----------
   December 30, 2002            100             100             100
   January 2, 2003              109             107             107
   January 15, 2003              99             105             101
   February 3, 2003             100              95             100
   February 17, 2003             97              94              95
   March 3, 2003                 97              88              95
   March 17, 2003                91              86              87
   April 1, 2003                 91              85              85
   April 16, 2003                98              98              94
   May 2, 2003                   99             103              98
   May 15, 2003                  94             103              95
   June 2, 2003                  93             106              95
   June 16, 2003                 98             113             101
   July 1, 2003                 101             109             103
   July 15, 2003                110             118             110


- Chrysler Group has taken further steps to improve and stabilize its earnings in the second half of the year, particularly in the areas of marketing and sales, and has implemented substantial additional cost savings. For the year as a whole, Chrysler Group is still striving to achieve a slightly positive operating profit on an ongoing basis. However, there are substantial risks due to the potential development of the competitive environment in the United States.

- The Commercial Vehicles division expects to achieve a significant improvement in its operating profit compared with 2002, as a result of new attractive models and the effects of the ongoing efficiency-improving activities.

- The Services division plans that the operating profit from its ongoing business for the full year will be higher than in 2002, partly due to more favorable refinancing conditions.

- With the current difficult market conditions particularly in Japan and the United States, we cannot expect the same contribution from MMC to our results as in the last year. MMC will continue to implement its turnaround and will push forward with new initiatives to improve sales.

- The DaimlerChrysler Group is expected to generate revenues of approximately [EURO] 135 billion in full-year 2003, lower than last year (2002: [EURO]
   149.6 billion), primarily due to the appreciation of the [EURO] against the US dollar but also as a result of lower unit sales.

- Due to the general weakness of the equity markets and the downturn of the civil aviation business, EADS' share price has been under pressure for a significant period of time. In accordance with the regulations of US GAAP and the SEC, DaimlerChrysler will have to consider a write-down of the investment to its market value, if the market value remains below the carrying value of the investment in the second half of 2003. This despite the fact that the net present value of the investment is considerably higher than its carrying value. The impairment would impact Group net income, but would have no impact on either operating profit or cash flow.

- Based on earnings projections for the divisions, DaimlerChrysler is still endeavoring to achieve an operating profit from ongoing businesses of about [EURO] 5 billion at a Group level.

                                                      Interim Report Q2 2003 | 5

MERCEDES CAR GROUP


-  SLIGHT INCREASE IN OPERATING PROFIT

-  STRONG DEMAND FOR NEW MODELS: E-CLASS STATION WAGON AND CLK CONVERTIBLE

- MARKET LAUNCH OF SMART ROADSTER AND ROADSTER-COUPE; PRESENTATION OF SMART'S THIRD MODEL RANGE: SMART FORFOUR

- UNIT SALES, REVENUES AND OPERATING PROFIT FOR FULL-YEAR 2003 EXPECTED TO BE SIMILAR TO HIGH LEVELS OF LAST YEAR

                         Q2 03       Q2 03       Q2 02     Change
-------------------------------------------------------------------
Amounts in millions       US $      [EURO]      [EURO]       in %
-------------------------------------------------------------------
Operating profit           990         861         845         +2
-------------------------------------------------------------------
Revenues                15,207      13,221      13,072         +1
-------------------------------------------------------------------
Unit sales                         317,974     328,957         -3
-------------------------------------------------------------------
Production                         309,039     321,363         -4
-------------------------------------------------------------------
Employees (June 30)                103,046     103,433         -0
--------------------------------------------------------------------

CONTINUED POSITIVE EARNINGS TREND

- With total unit sales of 318,000 vehicles, the Mercedes Car Group nearly equaled the very high level of Q2 2002 (-3%), despite the weakness of nearly all passenger-car markets. Due to a higher-value model mix compared with the prior year, revenues increased by 1% to [EURO] 13.2 billion.

- Operating profit also rose again slightly, by 2% to [EURO] 861 million. Significant contributions to this increase came from the full availability of the new E-Class and the CLK coupe, as well as from the very successful S-Class and SL-Class.

MERCEDES-BENZ GAINS MARKET SHARE

- The Mercedes-Benz brand again succeeded in gaining market share in the second quarter, thus strengthening its position in the premium segment. However, as a result of generally difficult market conditions, unit sales of 281,600 vehicles were 5% below the prior-year level. We achieved growth in Japan (+9%) and the United States (+4%), while unit sales in Western Europe decreased by 8%, primarily due to weaker markets in Germany, France and Italy.

- The E-Class was once again very successful (+39% to 79,400 units), reaching a worldwide market share of 40% in the full-size segment. Sales of the CLK-Class climbed 43% to 23,300 units. In its sixth year of production, the S-Class maintained its leading position in the luxury segment, while as anticipated, the C-Class, M-Class and A-Class did not match last year's Q2 levels as they are nearing the end of their lifecycles.

                            Q1-2 03    Q1-2 03    Q1-2 02    Change
---------------------------------------------------------------------
Amounts in millions            US $     [EURO]     [EURO]      in %
---------------------------------------------------------------------
Operating profit              1,782      1,549      1,498        +3
---------------------------------------------------------------------
Revenues                     29,497     25,645     25,003        +3
---------------------------------------------------------------------
Unit sales                             609,130    621,432        -2
---------------------------------------------------------------------
Production                             633,185    632,838        +0
---------------------------------------------------------------------
Employees (June 30)                    103,046    103,433        -0
---------------------------------------------------------------------

UNIT SALES

                                   Q2 03        Q2 02       Change
--------------------------------------------------------------------
                                                              in %
--------------------------------------------------------------------
Total                            317,974      328,957           -3
--------------------------------------------------------------------
Western Europe                   219,471      233,078           -6
--------------------------------------------------------------------
 Germany                         105,057      116,033           -9
--------------------------------------------------------------------
USA                               55,186       53,124           +4
--------------------------------------------------------------------
Japan                             10,216        9,946           +3
--------------------------------------------------------------------
Other markets                     33,101       32,809           +1
--------------------------------------------------------------------

SMART BECOMES A MULTI-MODEL BRAND

- Second-quarter unit sales by the smart brand increased by 7% to 36,400 cars in a very competitive market. Some of the main factors creating this performance were an expanded market presence, the full availability of the improved smart city-coupe and convertible, and the addition to the range of the new smart roadster and roadster-coupe.

- More than 6,600 smart roadsters and roadster-coupes have already been delivered since their market launch in April, and incoming orders are developing very positively.

- At the end of June, the four-seat smart forfour was presented to the international press in Zurich. This car will be an upward extension of the smart product range and is due to be launched in spring 2004.

MAYBACH MAKING GOOD PROGRESS

- Since July the Maybach has also been available in the important US market, where about 40% of all Maybachs is expected to be sold. Incoming orders confirm our expectations.

OUTLOOK

- For full year 2003 Mercedes Car Group expects to attain similar high levels of the previous year in terms of unit sales, revenues and earnings, despite the continuation of difficult market conditions.

UNIT SALES

                                     Q1-2 03     Q1-2 02     Change
---------------------------------------------------------------------
                                                               in %
---------------------------------------------------------------------
Total                                609,130     621,432         -2
---------------------------------------------------------------------
Western Europe                       411,406     431,724         -5
---------------------------------------------------------------------
 Germany                             191,093     207,712         -8
---------------------------------------------------------------------
USA                                  108,633     105,499         +3
---------------------------------------------------------------------
Japan                                 21,106      21,676         -3
---------------------------------------------------------------------
Other markets                         67,985      62,533         +9
---------------------------------------------------------------------

6 | Interim Report Q2 2003

CHRYSLER GROUP


- Q2 OPERATING LOSS OF [EURO] 0.9 BILLION DUE TO TOUGH PRICE AND INCENTIVE COMPETITION IN THE UNITED STATES

-  CHRYSLER PACIFICA AND CHRYSLER CROSSFIRE LAUNCHED IN THE US MARKET

-  SIGNIFICANT PRODUCTIVITY AND PRODUCT QUALITY IMPROVEMENTS

-  A SMALL OPERATING PROFIT ON AN ONGOING BASIS STILL TARGETED FOR
   FULL-YEAR 2003

                              Q2 03       Q2 03      Q2 02     Change
-----------------------------------------------------------------------
Amounts in millions            US $      [EURO]     [EURO]       in %
-----------------------------------------------------------------------
Operating profit (loss)      (1,090)       (948)       414         .
-----------------------------------------------------------------------
Revenues                     13,611      11,834     16,440        -28
-----------------------------------------------------------------------
Unit sales (shipments)                  721,901    816,008        -12
-----------------------------------------------------------------------
Production                              721,158    798,348        -10
-----------------------------------------------------------------------
Employees (June 30)                      97,070    103,116         -6
-----------------------------------------------------------------------

COMPETITIVE PRESSURES IN US MARKET LEADS TO OPERATING LOSS

- Worldwide retail sales for Chrysler Group decreased 5% to 734,200 units in the second quarter (Q2 2002: 771,100). The decrease was primarily related to a softer US market and increased competition. Vehicles posting strong US sales included the Dodge Ram Pickup (+19%) and the Jeep(R) Liberty (+6%); however, minivan sales decreased by 15% resulting from increased competition in a declining segment. The Chrysler Pacifica was launched in April and achieved US sales of 11,500 through the second quarter.

- Chrysler Group reduced factory shipments to dealers by 12% to 721,900 vehicles in the second quarter. At the end of the period, dealers' inventories in the United States totaled 518,600 vehicles (end of Q2 2002:
   505,700 vehicles), equivalent to 63 days supply (end of Q2 2002: 65 days), and were thus around the level planned.

- Revenues for Chrysler Group were [EURO] 11.8 billion (Q2 2002: [EURO] 16.4 billion) reflecting the appreciation of the euro against the US dollar, lower unit sales and higher incentives. Measured in US dollars, revenues decreased by 11%.

- Chrysler Group posted a second-quarter operating loss of [EURO] 948 million (Q2 2002: operating profit of [EURO] 414 million including a restructuring charge of [EURO] 374 million). The deterioration is due to lower shipments and increased incentives, including higher provisions for marketing costs related to dealer inventories and for guaranteed residual values.

                           Q1-2 03      Q1-2 03      Q1-2 02       Change
--------------------------------------------------------------------------
Amounts in millions           US $       [EURO]       [EURO]        in %
--------------------------------------------------------------------------
Operating profit (loss)       (916)        (796)         227          .
--------------------------------------------------------------------------
Revenues                    28,195       24,513       32,390         -24
--------------------------------------------------------------------------
Unit sales                            1,369,281    1,520,853         -10
--------------------------------------------------------------------------
Production                            1,373,229    1,496,290          -8
--------------------------------------------------------------------------
Employees (June 30)                      97,070      103,116          -6
--------------------------------------------------------------------------

UNIT SALES

                              Q2 03         Q2 02       Change
----------------------------------------------------------------
                                                          in %
----------------------------------------------------------------
Total                       721,901       816,008          -12
----------------------------------------------------------------
NAFTA                       675,564       764,413          -12
----------------------------------------------------------------
 USA                        582,410       652,506          -11
----------------------------------------------------------------
Other markets                46,337        51,595          -10
----------------------------------------------------------------

SIGNIFICANT PROGRESS WITH PRODUCTIVITY AND QUALITY

- Chrysler Group achieved a significant milestone with a 8.3% manufacturing productivity improvement in 2002 compared with the prior year, according to the Harbour Report North America, which measures the productivity of US automobile manufacturers. This result is the second best of any auto manufacturer since the Harbour Report's inception.

- The quality of Chrysler Group's vehicles again improved significantly over the prior year, as evidenced by the latest J. D. Power quality study. The new Dodge Ram heavy-duty truck, for instance, improved 10% from the previous model, and was rated the best vehicle in its class.

OUTLOOK

- We assume that the US automobile market will remain extremely competitive for the rest of 2003, and that the high level of incentives will continue. There may however be a certain improvement as a result of stabilizing economic developments, in combination with the new model year. A total market volume of around 16.5 million vehicles can be expected for the full year.

- Chrysler Group has taken further steps to improve and stabilize its earnings in the second half of the year, particularly in the areas of marketing and sales, and has implemented substantial additional cost savings. For the year as a whole, Chrysler Group is still striving to achieve a slightly positive operating profit on an ongoing basis.
   However, there are substantial risks due to the potential development of the competitive environment in the United States. The planned launch of nine new vehicles in 2004 will provide a positive perspective.

UNIT SALES

                          Q1-2 03       Q1-2 02    Change
-----------------------------------------------------------
                                                     in %
-----------------------------------------------------------
Total                   1,369,281     1,520,853       -10
-----------------------------------------------------------
NAFTA                   1,286,785     1,426,568       -10
-----------------------------------------------------------
 USA                    1,113,133     1,225,610        -9
-----------------------------------------------------------
Other markets              82,496        94,285       -13
-----------------------------------------------------------

                                                      Interim Report Q2 2003 | 7

COMMERCIAL VEHICLES


-  SIGNIFICANT INCREASE IN SECOND-QUARTER OPERATING PROFIT TO [EURO] 211 MILLION

-  POSITIVE RESPONSE TO PRESENTATION OF VAN FAMILY WITH VIANO AND NEW VITO

-  REORGANIZATION OF TRUCK BUSINESS

-  SIGNIFICANT INCREASE IN OPERATING PROFIT ALSO EXPECTED FOR FULL-YEAR 2003

                                Q2 03       Q2 03        Q2 02      Change
----------------------------------------------------------------------------
Amounts in millions              US $       [EURO]       [EURO]       in %
----------------------------------------------------------------------------
Operating profit (loss)           243         211           (7)          .
----------------------------------------------------------------------------
Revenues                        8,005       6,960        7,384          -6
----------------------------------------------------------------------------
Unit sales                                125,696      129,113          -3
----------------------------------------------------------------------------
Production                                123,089      132,701          -7
----------------------------------------------------------------------------
Employees (June 30)                        96,079       96,794          -1
----------------------------------------------------------------------------

OPERATING PROFIT SIGNIFICANTLY HIGHER THAN IN PRIOR YEAR

- In the second quarter of 2003, the Commercial Vehicles division's unit sales decreased by 3% to 125,700 vehicles. The decrease was primarily the result of difficult conditions in most markets as well as model changes for the high-volume Actros and the Viano/Vito. The division achieved revenues of [EURO] 7.0 billion for the period (-6%).

- As a result of efficiency-improving programs, operating profit increased to [EURO] 211 million (Q2 2002: operating loss of [EURO] 7 million). The operating profit of the prior-year period included restructuring expenses of [EURO] 39 million.

- The Freightliner/Sterling/Thomas Built Buses business unit increased unit sales to 32,400 units (Q2 2002: 29,900), despite the ongoing drop in demand in the United States. This good result was partly due to the US launch of the Sprinter, which contributed sales of 3,000 units.

- As a result of continued weak demand in Western Europe, second-quarter unit sales by the Mercedes-Benz Trucks business unit of 26,100 vehicles were 2% below the prior year's level.

- The Vans business unit sold 60,400 vehicles (Q2 2002: 64,600). The decrease is due primarily to the general market situation, but also to the upcoming Viano/Vito model change.

- Unit sales by the DaimlerChrysler Buses & Coaches business unit stabilized at 6,600 vehicles (Q2 2002: 6,300).

                          Q1-2 03    Q1-2 03     Q1-2 02    Change
--------------------------------------------------------------------
Amounts in millions          US $     [EURO]      [EURO]      in %
--------------------------------------------------------------------
Operating profit (loss)       259        225         (92)        .
--------------------------------------------------------------------
Revenues                   15,026     13,064      13,505        -3
--------------------------------------------------------------------
Unit sales                           232,733     230,797        +1
--------------------------------------------------------------------
Production                           239,728     242,800        -1
--------------------------------------------------------------------
Employees (June 30)                   96,079      96,794        -1
--------------------------------------------------------------------

UNIT SALES

                         Q2 03         Q2 02        Change
------------------------------------------------------------
                                                      in %
------------------------------------------------------------
Total                  125,696       129,113            -3
------------------------------------------------------------
Western Europe          63,773        72,571           -12
------------------------------------------------------------
 Germany                26,344        26,681            -1
------------------------------------------------------------
United States           28,923        25,619           +13
------------------------------------------------------------
South America            9,178         9,729            -6
------------------------------------------------------------
Other markets           23,822        21,194           +12
------------------------------------------------------------

- The Mitsubishi Fuso Truck and Bus Corporation (MFTBC), in which DaimlerChrysler holds a 43% stake, is included in the Commercial Vehicles division's accounts at equity with a time lag of three months as of April 1, 2003.

POSITIVE RESPONSE TO NEW PRODUCTS

- The new Actros and the Accelo light truck for Brazil were launched during the second quarter. In June, the Vans business unit presented its new Viano family of people carriers and the new Vito light delivery van. The response from both the international press and from customers was very positive.

ORGANIZATIONAL CHANGES ANNOUNCED

- On June 30, the Commercial Vehicles division announced that its truck business will be reorganized with effect from January 1, 2004. Its truck development will be placed under a single management, while the Powersystems business unit will cease to exist and the main-component plants will be integrated into the vehicle units. This move will create the right conditions to push forward our Turning Scale into Profit initiative.

OUTLOOK

- The Commercial Vehicles division expects markets to remain difficult during the second half of 2003. As a consequence of our new, attractive models and of the effects of the ongoing efficiency-improving programs, however, the Commercial Vehicles division anticipates a significant increase in operating profit for full-year 2003.

UNIT SALES

                          Q1-2 03          Q1-2 02      Change
----------------------------------------------------------------
                                                          in %
----------------------------------------------------------------
Total                     232,733          230,797          +1
----------------------------------------------------------------
Western Europe            117,161          127,186          -8
----------------------------------------------------------------
 Germany                   44,156           44,933          -2
----------------------------------------------------------------
United States              53,327           46,063         +16
----------------------------------------------------------------
South America              18,090           19,615          -8
----------------------------------------------------------------
Other markets              44,155           37,933         +16
----------------------------------------------------------------

8 | Interim Report Q2 2003

SERVICES


-  DAIMLERCHRYSLER SERVICES' Q2 OPERATING PROFIT UP 47% TO [EURO] 334 MILLION

-  CONTINUATION OF FAVORABLE REFINANCING CONDITIONS AND IMPROVED RISK MANAGEMENT

-  INCREASE IN OPERATING PROFIT FROM ONGOING BUSINESS EXPECTED FOR FULL-YEAR
   2003

                            Q2 03     Q2 03      Q2 02    Change
------------------------------------------------------------------
Amounts in millions          US $     [EURO]     [EURO]      in %
------------------------------------------------------------------
Operating profit              384       334        227       +47
------------------------------------------------------------------
Revenues                    4,035     3,508      3,983       -12
------------------------------------------------------------------
Contract volume           118,835   103,317    114,279       -10
------------------------------------------------------------------
New business               14,030    12,198     11,937        +2
------------------------------------------------------------------
Employees (June 30)                  10,837     10,378        +4
------------------------------------------------------------------

SIGNIFICANT INCREASE IN SECOND-QUARTER EARNINGS

- The revenues of [EURO] 3.5 billion generated by DaimlerChrysler Services in the second quarter were 12% below the level of Q2 2002, mainly due to the appreciation of the euro against the US dollar. Adjusted to exclude currency translation effects revenues were on previous year's level.

- Operating profit increased substantially from [EURO] 227 million to [EURO] 334 million. This positive earnings development was related to better refinancing conditions, higher margins and an improved risk management, which led to lower allowances for doubtful accounts.

- New business of [EURO] 12.2 billion was at last year's level despite the appreciation of the euro against the US dollar.

- Contract volume amounted to [EURO] 103.3 billion at the end of the quarter (end of Q2 2002: [EURO] 114.3 billion). [EURO] 10.7 billion of this decrease was the direct result of currency translation effects.

FURTHER PROCESS OPTIMIZATION AND COST REDUCTIONS

- DaimlerChrysler Services is working worldwide on the implementation of numerous measures designed to enhance profitability. For example, the Global Partnership Agreements, which link our financing companies and their sales partners across the Group, aim to optimise both planning processes and level of customer service.

- In addition, DaimlerChrysler Services is moving to implement the Basle 2 banking regulations in its financial services companies. Risk transparency will be improved by the introduction of standardized rating and scoring models.

                            Q1-2 03       Q1-2 03       Q1-2 02     Change
----------------------------------------------------------------------------
Amounts in millions            US $        [EURO]        [EURO]       in %
----------------------------------------------------------------------------
Operating profit                866           753         2,782        -73
----------------------------------------------------------------------------
Revenues                      8,185         7,116         7,913        -10
----------------------------------------------------------------------------
Contract volume             118,835       103,317       114,279        -10
----------------------------------------------------------------------------
New business                 26,740        23,248        24,678         -6
----------------------------------------------------------------------------
Employees (June 30)                        10,837        10,378         +4
----------------------------------------------------------------------------

DAIMLERCHRYSLER BANK ON TRACK FOR SUCCESS

- In Germany the DaimlerChrysler Bank continued along its successful path, particularly in the deposit business. One year after starting this activity, more than 120,000 customers have entrusted DaimlerChrysler Bank with deposits of more than [EURO] 3.2 billion. Additionally, 7,800 customers have invested approximately [EURO] 80 million in the INVESCO Stabil guaranty fund.

INTENSIVE WORK ON NEW TOLL SYSTEM FOR TRUCKS

- An electronic toll system for trucks above 12 metric tons is to be introduced on Germany's autobahns on August 31, 2003. Notwithstanding the objections raised by the EU commission, the Federal Government still intends to introduce the toll system on the planned date. The company which is to operate the system, Toll Collect GmbH, in which DaimlerChrysler Services holds a 45% stake, will now subject the installed software to a full performance test and is in the process of installing the on-board units in trucks across Europe.

OUTLOOK

- DaimlerChrysler Services will consistently pursue the implementation of strategic projects designed to optimize processes and control global risks. For full-year 2003 we anticipate an increase in operating profit from ongoing business compared with the prior year.

                                                      Interim Report Q2 2003 | 9

OTHER ACTIVITIES


OTHER ACTIVITIES

                       Q2 03    Q2 03    Q2 02    Change
----------------------------------------------------------
Amounts in millions     US $    [EURO]   [EURO]     in %
----------------------------------------------------------
Operating profit        262      228      253        -10
----------------------------------------------------------

The Other Activities segment includes the MTU Aero Engines business unit as well as the Group's holdings in EADS and Mitsubishi Motors Corporation. The segment also includes corporate research, the Group's real-estate activities, and our holding and finance companies.

The operating-profit contributions generated by our holdings in EADS and Mitsubishi Motors are included in the operating profit of DaimlerChrysler with a time lag of one quarter. DaimlerChrysler's operating profit for the second quarter of 2003 therefore includes the contributions made by EADS and Mitsubishi Motors in the period from January through March 2003.

OTHER ACTIVITIES

                      Q1-2 03   Q1-2 03   Q1-2 02   Change
------------------------------------------------------------
Amounts in millions      US $    [EURO]   [EURO]      in %
------------------------------------------------------------
Operating profit        383      333        411       -19
------------------------------------------------------------

MTU AERO ENGINES

                         Q2 03      Q2 03      Q2 02     Change
-----------------------------------------------------------------
Amounts in millions       US $      [EURO]     [EURO]      in %
-----------------------------------------------------------------
Revenues                   538        468        472         -1
-----------------------------------------------------------------
Incoming orders          1,146        996        758        +31
-----------------------------------------------------------------
Employees (June 30)                 8,291      7,780         +7
-----------------------------------------------------------------

ENGINE BUSINESS IMPACTED BY TROUBLED AIR TRANSPORT INDUSTRY

- Market conditions in the civil aviation business worsened substantially, due to the war in Iraq and the fear of SARS. In addition, the competitiveness of the European engine manufacturers was weakened by the appreciation of the euro against the US dollar.

- Nevertheless, the MTU Aero Engines business unit achieved second quarter revenues of [EURO] 468 million, close to the figure posted for Q2 2002. Lower revenues from the sale of engines for civil aircraft and from transactions with national governments were nearly offset by growth in industrial gas turbines and in the maintenance of civil engines.

- Incoming orders of [EURO] 996 million were significantly higher than in the prior year. Orders received for military aircraft engines increased significantly due to the contract to supply the TP400-D6 engine for the A400M transport airplane. However, orders for civil engines decreased significantly compared with the high level of the prior-year period.

OUTLOOK

- The weak demand for civil aircraft will have a negative impact on MTU Aero Engines' business also in the second half of the year. Full year revenues and operating profit are therefore unlikely to equal the level achieved in 2002.

MTU AERO ENGINES

                        Q1-2 03    Q1-2 03  Q1-2 02   Change
--------------------------------------------------------------
Amounts in millions     US $       [EURO]     [EURO]     in %
--------------------------------------------------------------
Revenues                1,050        913      1,034      -12
--------------------------------------------------------------
Incoming orders         2,030      1,765      1,341      +32
--------------------------------------------------------------
Employees (June 30)                8,291      7,780       +7
--------------------------------------------------------------

10 | Interim Report Q2 2003

EADS

- The European Aeronautic Defence and Space Company (EADS) will publish its figures for the first half of 2003 on July 28, 2003.

- In June, at the Paris Air Show in Le Bourget, the most important air show in the world, Airbus succeeded in gaining several important orders and firm commitments despite the current difficulties with civil aviation. For example, Emirates Airlines ordered 41 aircraft including 21 Airbus A380 wide-body airplanes. Commitments were placed with EADS by Qatar Airways and Korean Air. In April, Jet-Blue, a US low-cost airline, ordered 65 Airbus A320 aircraft and secured an option on an additional 50 aircraft. At the end of the second quarter, 129 firm orders and firm commitments had already been received for the new wide-body Airbus A380.

-  In the second quarter, Airbus delivered a total of 84 aircraft (Q2 2002: 88).

- In May 2003, EADS received a [EURO] 20 billion order for the European transport aircraft, Airbus A400M; this was the company's biggest military order to date. This order alone should generate total revenues of around [EURO] 2 billion already in the years of 2003 through 2005. EADS has a 90% share in the seven-nation program and is the leader of the consortium manufacturing this aircraft.

- In May 2003, the European Commission formally approved the acquisition by EADS of the 25% share held by BAE Systems in Astrium, Europe's leading space company. EADS therefore now holds 100% of EADS Astrium.

- EADS has restructured its activities in the field of defense technology. The new division of Defence & Security Systems now employs some 24,000 persons and anticipates revenues of more than [EURO] 5 billion for full-year 2003. In this way EADS is strengthening its position in the international defense market.

OUTLOOK

- EADS confirms its forecast for the 2003 financial year. Based on expected deliveries of 300 Airbuses, the company anticipates an operating profit similar to last year's result.

MITSUBISHI MOTORS CORPORATION

- On May 26, Mitsubishi Motors Corporation (MMC) published its financial statements for the previous financial year, ending March 31, 2003.

- 2002/2003 was the last year for which MMC included the results of its truck and bus activities in its financial statements, as this business was spun off into the new Mitsubishi Fuso Truck and Bus Corporation (MFTBC) in January. MFTBC is owned by DaimlerChrysler (43%), MMC (42%) and other companies in the Mitsubishi Group (15%).

- In the months of April through June, sales of 375,200 MMC vehicles nearly equaled the result of the prior year period. MMC's unit sales in Japan increased by 7% to 78,600 vehicles, primarily due to strong demand for the new Grandis multi-purpose vehicle, which was launched in Japan on May 17.

- Sales of MMC vehicles in North America decreased by 12% to 76,400 as a result of tough competition and the company's credit-tightening policy in the vehicle-financing business. The Endeavor was launched in the US market at the end of March with a very promising response from customers.

- In just two years, MMC has achieved the goals included in its three-year turnaround plan of redefining its domestic production capacity and reducing its workforce and reducing material costs by 15%. The company is thus concentrating on making further cost reductions and improving its processes and sales organization. Capital expenditure for new products will be significantly increased.

OUTLOOK

- At present, there are no signs for a recovery of the Japanese economy. MMC assumes that the currently intense competition will continue, but hopes for sales momentum in Japan, in particular from the new Grandis.

- Despite the continued difficult market conditions, MMC expects a demand upturn in the United States for the second half of the year. Unit sales should be further stabilized due to the new Galant and Lancer Sportback, which will be launched in the US in the fall.

- With the current difficult market conditions particularly in Japan and the United States, MMC has announced that it cannot expect the same level of earnings as in its previous financial year. MMC will continue to implement its turnaround and will push forward with new initiatives to improve sales.

                                                     Interim Report Q2 2003 | 11

ANALYSIS OF THE FINANCIAL SITUATION


- SECOND-QUARTER OPERATING PROFIT OF [EURO] 0.6 BILLION COMPARED WITH [EURO] 1.7 BILLION IN PRIOR YEAR; DECREASE DUE TO OPERATING LOSS AT CHRYSLER GROUP

- STATEMENT OF CASH FLOWS AFFECTED BY CHANGES IN WORKING CAPITAL AND BY ACQUISITION OF SHARES IN MITSUBISHI FUSO TRUCK AND BUS CORPORATION

OPERATING PROFIT (LOSS) BY SEGMENTS

                          Q2 03      Q2 03      Q2 02     Q1-2 03    Q1-2 03    Q1-2 02
-----------------------------------------------------------------------------------------
In millions                US $      [EURO]     [EURO]      US $      [EURO]     [EURO]
-----------------------------------------------------------------------------------------
Mercedes Car Group          990        861        845       1,782      1,549      1,498
-----------------------------------------------------------------------------------------
Chrysler Group           (1,090)      (948)       414        (916)      (796)       227
-----------------------------------------------------------------------------------------
Commercial Vehicles         243        211         (7)        259        225        (92)
-----------------------------------------------------------------------------------------
Services                    384        334        227         866        753      2,782
-----------------------------------------------------------------------------------------
Other Activities            262        228        253         383        333        411
-----------------------------------------------------------------------------------------
Eliminations                (52)       (45)       (50)        (23)       (20)       (64)
-----------------------------------------------------------------------------------------
DAIMLERCHRYSLER GROUP       737        641      1,682       2,351      2,044      4,762
-----------------------------------------------------------------------------------------

OPERATING LOSS AT CHRYSLER GROUP CAUSES DECREASE IN GROUP OPERATING PROFIT

- In the second quarter of 2003, DaimlerChrysler achieved an operating profit of [EURO] 0.6 billion, compared with [EURO] 1.7 billion in Q2 2002. The operating profit of the prior-year period included charges totaling [EURO]
   0.4 billion for restructuring measures, primarily at Chrysler Group and in the Commercial vehicles segment, as well as a positive effect of [EURO]
   0.2 billion from the sale of the Group's 40% stake in Conti Temic microelectronic (formerly TEMIC) and related activities.

- The decrease in Group operating profit was almost solely due to the second-quarter operating loss of [EURO] 0.9 billion at Chrysler Group. The deterioration in earnings was due to lower shipments and increased US incentives, including higher provisions for marketing costs related to dealer inventories. The Commercial Vehicles and Services segments succeeded in significantly increasing their profit contributions compared with Q2 2002. The Mercedes Car Group segment surpassed the high level of earnings recorded in the prior-year period, despite the weakness of automobile markets worldwide.

- DaimlerChrysler posted an operating profit of [EURO] 2.0 billion for the first half of 2003, compared with [EURO] 4.8 billion for the first half of 2002. The prior-year result included income totaling [EURO] 2.6 billion from the sale of shares in T-Systems ITS (formerly debis Systemhaus) and Conti Temic microelectronic (formerly TEMIC), as well as charges totaling [EURO] 0.8 billion related to the restructuring activities at Chrysler Group ([EURO] 0.7 billion) and in the Commercial Vehicles segment ([EURO] 39 million) as well as the Argentine government's reorganization of the country's finance and banking system ([EURO] 0.1 billion). The net effect on operating profit was therefore a reduction of [EURO] 0.9 billion to [EURO] 2.0 billion, mainly as a result of Chrysler Group's operating loss of [EURO] 0.8 billion for the first six months of 2003. On the other hand, operating profit increased at Commercial Vehicles, Services and Other Activities. The Mercedes Car Group segment exceeded last year's high level of earnings.

MERCEDES CAR GROUP'S OPERATING PROFIT HIGHER THAN IN PRIOR YEAR

- The second-quarter operating profit of [EURO] 0.9 billion realized by Mercedes Car Group was slightly higher than the high level recorded in the prior year, despite marginally lower unit sales. The increase in the segment's contribution to earnings was primarily the result of an improved model mix due to the full availability of the E-Class sedan and the CLK coupe and continuing stable sales of the S-Class and SL-Class.

- The earnings contribution from smart was negative, as expected, in the second quarter of 2003, at a similar level to Q2 2002. Positive effects on operating results from higher unit sales arising from the launch of the roadster models were compensated by advance expenditures for the upcoming smart forfour.

OPERATING LOSS AT CHRYSLER GROUP IN THE SECOND QUARTER OF 2003

- Chrysler Group posted an operating loss of [EURO] 0.9 billion in the second quarter of 2003 compared with an operating profit of [EURO] 0.4 billion in the prior-year period. The second quarter of 2002 included [EURO]
   0.4 billion of restructuring charges recognized in connection with the turnaround plan.

- The substantial decrease in operating results from the prior-year level is primarily due to higher sales incentives (which includes our provisions for marketing costs related to dealer inventories) and advertising costs in the U.S. market. Lower vehicle shipments and declining residual values also contributed to the deterioration of operating results. This decrease was only partially offset by favorable improvements from significant cost reduction and other actions taken as part of the turnaround plan.

- Continued substantial competitive pressures in the U.S. market contributed to a decline in market share to 13.3 percent, which includes a higher proportion of fleet sales, from 13.5 percent for the prior-year period.

12 | Interim Report Q2 2003

RECONCILIATION TO OPERATING PROFIT (LOSS)

                                          Q2 03    Q2 03    Q2 02    Q1-2 03   Q1-2 03   Q1-2 02
--------------------------------------------------------------------------------------------------
In millions                                US $    [EURO]   [EURO]     US $     [EURO]    [EURO]
--------------------------------------------------------------------------------------------------
Income (loss) before financial income       277      241    1,415      1,547     1,345     1,857
--------------------------------------------------------------------------------------------------
+ Pension and postretirement benefit
  expenses other than service cost (1)      274      238      (74)       515       448      (157)
--------------------------------------------------------------------------------------------------
+ Operating profit (loss) from
  affiliated and associated
  companies and financial
  income (loss) from related
  operating companies                       162      141      150        252       219       358
--------------------------------------------------------------------------------------------------
+ Gains from the sale of operating
  businesses                                  -        -      156          -         -     2,640
--------------------------------------------------------------------------------------------------
+ Miscellaneous items                        24       21       35         37        32        64
--------------------------------------------------------------------------------------------------
Operating profit (loss)                     737      641    1,682      2,351     2,044     4,762
--------------------------------------------------------------------------------------------------

(1) The components of this reconciling item are as follows: interest cost, expected return on plan assets and amortization of unrecognized net actuarial losses / gains

SIGNIFICANT INCREASE IN OPERATING PROFIT AT COMMERCIAL VEHICLES

- The Commercial Vehicles segment achieved a second-quarter operating profit of [EURO] 0.2 billion, after breaking even in the prior year. The second quarter of the prior year was affected by charges for work force restructuring measures totaling [EURO] 39 million. This significantly improved result in a generally weak market environment was largely due to the good progress made with the implementation of efficiency-improving programs, primarily at the Freightliner/Sterling/Thomas Built Buses, MB Trucks and DaimlerChrysler Powersystems business units. An additional factor was that earnings by the DaimlerChrysler Buses & Coaches business unit were increased by the sales of vehicles with higher margins.

OPERATING PROFIT AT SERVICES REFLECTS FAVORABLE REFINANCING CONDITIONS

- For the second quarter of 2003, the Services segment posted an operating profit of [EURO] 0.3 billion, compared with [EURO] 0.2 billion in Q2 2002. The [EURO] 0.1 billion improvement in earnings was primarily a result of more favorable refinancing conditions due to the lower level of interest rates in major markets. In addition, better margins and reduced allowances for doubtful accounts for financing receivables contributed to this positive earnings trend.

OPERATING INCOME OF OTHER ACTIVITIES INCREASE OVER PRIOR-YEAR LEVEL

-  The operating profit contributed by Other Activities amounted to [EURO]
   0.2 billion for the second quarter (Q2 2002: [EURO] 0.3 billion). Last year's result included income of [EURO] 0.2 billion from the sale of a 40% stake in Conti Temic microelectronic and related activities. The operating profit of MTU Aero Engines was lower than in Q2 2002 due to the ongoing difficulties of the civil-aviation industry. The proportionate shares of operating profit from the at-equity holdings in EADS and Mitsubishi Motors decreased slightly but were still positive in the period under review. Lower expenses partly attributable to cost reductions contributed to an increase in operating profit of miscellaneous companies.

FINANCIAL INCOME AND NET INCOME LOWER THAN IN PRIOR-YEAR PERIOD

- Financial income for the second quarter of this year was close to zero, compared with income of [EURO] 0.2 billion in Q2 2002. Income from investments in Q2 2002 included [EURO] 0.1 billion from the sale of shares in Conti Temic microelectronic. If this amount is excluded, second-quarter financial income would have decreased by [EURO] 0.1 billion. The reduction was primarily a result of slightly lower contributions from Mitsubishi Motors and EADS. Net interest income and other financial income were at a similar level to the prior-year quarter.

- The contributions to earnings from our operating investments, which are presented under financial income, were allocated to the respective segments' operating profit. In the second quarter of 2003, this resulted in a positive overall contribution to operating profit of [EURO] 0.1 billion, of which [EURO] 0.2 billion related to the investments in EADS and Mitsubishi Motors. Other investments reduced the operating profit by [EURO] 0.1 billion.

                                                     Interim Report Q2 2003 | 13

OPERATING PROFIT (LOSS)

                                     Q2 03    Q2 03    Q2 02    Q1-2 03   Q1-2 03    Q1-2 02
----------------------------------------------------------------------------------------------
In millions                           US $    [EURO]   [EURO]     US $    [EURO]      [EURO]
----------------------------------------------------------------------------------------------
Industrial Businesses                  360      313    1,430      1,493     1,298      4,443
----------------------------------------------------------------------------------------------
Financial Services                     377      328      252        858       746        319
----------------------------------------------------------------------------------------------
DaimlerChrysler Group                  737      641    1,682      2,351     2,044      4,762
----------------------------------------------------------------------------------------------

- Income before income taxes for the second quarter amounted to [EURO] 0.2 (Q2 2002: [EURO] 1.6) billion. Excluding factors with a major impact on the prior-year quarter (restructuring expenditures at Chrysler Group and the Commercial Vehicles segment as well as income from the sale of shares in Conti Temic microelectronic), income before income taxes decreased by [EURO]
   1.7 billion to [EURO] 0.2 billion. This decrease is almost solely due to the loss incurred by Chrysler Group in the second quarter of this year compared with income realized in the prior-year quarter.

   For the first half of 2003, the Group posted income before income taxes of [EURO] 1.2 billion, compared with [EURO] 4.4 billion for the first half of 2002. The figure for the prior-year period was influenced by major factors (restructuring expenditures at Chrysler Group and Commercial Vehicles, the Argentina crisis at the Services segment, and income from the sale of shares in T-Systems ITS and Conti Temic microelectronic) with a net positive effect of [EURO] 1.8 billion. If these factors are excluded from the prior year's result, income before income taxes for the first half of 2003 decreased by [EURO] 1.4 billion to [EURO] 1.2 billion.

- Net income and earnings per share for the second quarter of this year amounted to [EURO] 0.1 billion and [EURO] 0.11, respectively (Q2 2002: net income of [EURO] 1.1 billion and earnings per share of [EURO] 1.10). The reduction is attributable to the factors affecting operating profit as described above.

   For the first half of 2003, net income was [EURO] 0.7 billion and earnings per share were [EURO] 0.69 (first half of 2002: [EURO] 3.6 billion and [EURO] 3.59, respectively).

TOTAL ASSETS IN THE SECOND QUARTER OF 2003 STILL VIRTUALLY UNCHANGED

-  Compared with December 31, 2002, total assets increased by [EURO]
   1.5 billion to [EURO] 188.9 billion. The foreign currency translation effects from the continued depreciation of the US dollar against the euro, which led to a reduction in total assets, were offset by higher inventories and increased trade receivables and trade liabilities. This development was primarily caused by the product offensive of the Mercedes Car Group and seasonal fluctuations in production volumes in the automotive business. In addition, financial assets increased because of the acquisition of shares in Mitsubishi Fuso Truck and Bus Corporation. The higher level of cash and cash equivalents at June 30, 2003, was primarily related to an increase in customer deposits at DaimlerChrysler Bank.

- Stockholders' equity at June 30, 2003, decreased from [EURO] 35.0 billion to [EURO] 34.7 billion. The main reasons for the decrease in stockholders' equity were the dividend distribution of [EURO] 1.5 billion for 2002 that took place in the second quarter of 2003 as well as negative effects from currency-translation. However, these effects were partially offset by positive net income and unrealized gains from the mark-to-market valuation of the Group's derivative financial instruments.

   The equity ratio, as of June 30, 2002 was 18.4% compared to 17.9% at December 31, 2002. The equity ratio for the industrial business was 25.5 (December 31, 2002: 24.9)%. For the calculation of both ratios, a proportionate share of a dividend for the fiscal year 2003, which would reduce equity accordingly, was not included.

14 | Interim Report Q2 2003

STATEMENT OF CASH FLOWS IMPACTED BY CHANGES IN WORKING CAPITAL AND BY THE ACQUISITION OF SHARES IN MITSUBISHI FUSO TRUCK AND BUS CORPORATION

- Cash provided by operating activities of [EURO] 9.9 billion in the first six months of 2003 was on the same level as in the prior-year period. The decrease of cash inflows from operating results was offset by higher changes of net working capital.

- Cash used for investing activities rose [EURO] 5.2 billion to [EURO]
  9.2 billion in the period under review. The figure for the first half of the year 2002 was affected by the proceeds from the sale of shares in T-Systems ITS, while cash outflows in 2003 include cash utilized for the purchase of shares in Mitsubishi Fuso Truck and Bus Corporation.

- Financing activities provided cash of [EURO] 0.6 billion, primarily the result of an increase of financial liabilities ([EURO] 2.1 billion) which was partially offset by the payment of the dividend for the 2002 business year in April 2003 ([EURO] 1.5 billion).

- Cash and cash equivalents with an original maturity of three months or less increased by [EURO] 0.9 billion to [EURO] 10.0 billion compared to December 31, 2002. Total liquidity, which also includes investments with a maturity over three months as well as securities, increased from [EURO]
  12.4 billion to [EURO] 13.9 billion primarily due to deposits from direct banking business of DaimlerChrysler Bank.

EVENTS AFTER THE END OF Q2 2003

- Since the end of the second quarter of 2003, there have been no further occurrences apart from the aforementioned developments which are of major significance to DaimlerChrysler and which could lead to a modified assessment of the Group's position. The course of business in July confirms the statements made in the Outlook.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS. THE WORDS "ANTICIPATE,"
"ASSUME," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY,"
"PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS IDENTIFY FOR-WARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO: AN ECONOMIC DOWNTURN IN EUROPE OR NORTH AMERICA; CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES; INTRODUCTION OF COMPETING PRODUCTS; INCREASED SALES INCENTIVES; AND DECLINE IN RESALE PRICES OF USED VEHICLES. IF ANY OF THESE OR OTHER RISKS AND UNCERTAINTIES OCCUR (SOME OF WHICH ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" IN DAIMLERCHRYSLER'S MOST RECENT ANNUAL REPORT ON FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION), OR IF THE ASSUMPTIONS UNDERLYING ANY OF THESE STATEMENTS PROVE INCORRECT, THEN ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. WE DO NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHICH SPEAKS ONLY AS OF THE DATE ON WHICH IT IS MADE.

                                                     Interim Report Q2 2003 | 15

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q2

                                         Consolidated                           Industrial Business       Financial Services

                                          Q2 2003      Q2 2003      Q2 2002      Q2 2003      Q2 2002      Q2 2003      Q2 2002
--------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)  (Note 1)$      [EURO]       [EURO]       [EURO]       [EURO]       [EURO]       [EURO]
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                    39,484       34,328       39,337       30,819       35,354        3,509        3,983
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales                              (32,370)     (28,143)     (31,495)     (25,417)     (28,209)      (2,726)      (3,286)
--------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                 7,114        6,185        7,842        5,402        7,145          783          697
================================================================================================================================
Selling, administrative and other
 expenses                                   (5,229)      (4,546)      (4,708)      (4,155)      (4,276)        (391)        (432)
--------------------------------------------------------------------------------------------------------------------------------
Research and development                    (1,737)      (1,510)      (1,463)      (1,510)      (1,463)           -            -
--------------------------------------------------------------------------------------------------------------------------------
Other income                                   135          117          118          108          114            9            4
--------------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses - Chrysler
 Group                                          (6)          (5)        (374)          (5)        (374)           -            -
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME
 (EXPENSE), NET                                277          241        1,415         (160)       1,146          401          269
================================================================================================================================
Financial income (expense), net                (22)         (19)         224          (17)         230           (2)          (6)
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES              255          222        1,639         (177)       1,376          399          263
================================================================================================================================
Income taxes                                  (116)        (101)        (520)          64         (399)        (165)        (121)
--------------------------------------------------------------------------------------------------------------------------------
Minority interests                             (14)         (12)         (11)         (11)         (11)          (1)           -
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                              125          109        1,108         (124)         966          233          142
================================================================================================================================

================================================================================================================================
EARNINGS PER SHARE
================================================================================================================================
Basic earnings per share                      0.13         0.11         1.10            -            -            -            -
--------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                    0.13         0.11         1.10            -            -            -            -
================================================================================================================================

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

16 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME Q1-2

                                         Consolidated                           Industrial Business       Financial Services

                                         Q1-2 2003    Q1-2 2003    Q1-2 2002    Q1-2 2003    Q1-2 2002    Q1-2 2003    Q1-2 2002
--------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)  (Note 1)$     [EURO]       [EURO]        [EURO]       [EURO]       [EURO]       [EURO]
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                    78,242       68,025       76,244       60,908       68,331        7,117        7,913
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales                              (63,602)     (55,297)     (62,317)     (49,690)     (55,615)      (5,607)      (6,702)
--------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                14,640       12,728       13,927       11,218       12,716        1,510        1,211
================================================================================================================================
Selling, administrative and other
 expenses                                  (10,083)      (8,766)      (8,848)      (8,076)      (8,056)        (690)        (792)
--------------------------------------------------------------------------------------------------------------------------------
Research and development                    (3,382)      (2,940)      (2,861)      (2,940)      (2,861)           -            -
--------------------------------------------------------------------------------------------------------------------------------
Other income                                   378          328          327          307          301           21           26
--------------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses - Chrysler
 Group                                          (6)          (5)        (688)          (5)        (688)           -            -
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME
 (EXPENSE), NET                              1,547        1,345        1,857          504        1,412          841          445
================================================================================================================================
Financial income (expense), net               (150)        (130)       2,557         (132)       2,569            2          (12)
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                   1,397        1,215        4,414          372        3,981          843          433
================================================================================================================================
Income taxes                                  (578)        (503)        (631)        (139)        (440)        (364)        (191)
--------------------------------------------------------------------------------------------------------------------------------
Minority interests                             (17)         (15)         (13)         (12)         (11)          (3)          (2)
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING PRINCIPLE                802          697        3,770          221        3,530          476          240
================================================================================================================================
 Cumulative effect of change in
  accounting principle, net of tax               -            -         (159)           -         (124)           -          (35)
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                     802          697        3,611          221        3,406          476          205
================================================================================================================================

================================================================================================================================
EARNINGS PER SHARE
================================================================================================================================
Basic earnings per share
--------------------------------------------------------------------------------------------------------------------------------
 Income before cumulative effect of
  change in accounting principle,
  net of tax                                  0.79         0.69         3.75            -            -            -            -
--------------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of change in
   accounting principle                          -            -        (0.16)           -            -            -            -
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                    0.79         0.69         3.59            -            -            -            -
================================================================================================================================
Diluted earnings per share
--------------------------------------------------------------------------------------------------------------------------------
 Income before cumulative effect of
  change in accounting
  principle, net of tax                       0.79         0.69         3.73            -            -            -            -
--------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in
 accounting principle                            -            -        (0.16)           -            -            -            -
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                    0.79         0.69         3.57            -            -            -            -
================================================================================================================================

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

                                                     Interim Report Q2 2003 | 17

DAIMLERCHRYSLER AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

                                         Consolidated                           Industrial Business       Financial Services

                                          June 30,     June 30,      Dec. 31,    June 30,     Dec. 31,      June 30,    Dec. 31,
                                              2003         2003          2002        2003         2002          2003        2002
                                        (unaudited)  (unaudited)               (unaudited)  (unaudited)   (unaudited) (unaudited)
--------------------------------------------------------------------------------------------------------------------------------
(in millions)                            (Note 1)$       [EURO]        [EURO]      [EURO]       [EURO]        [EURO]      [EURO]
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
================================================================================================================================
Goodwill                                     2,295        1,995        2,071        1,936        2,009           59          62
--------------------------------------------------------------------------------------------------------------------------------
Other intangible assets                      3,084        2,681        2,855        2,577        2,755          104         100
--------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net          40,105       34,868       36,269       34,703       36,111          165         158
--------------------------------------------------------------------------------------------------------------------------------
Investments and long-term financial
 assets                                     11,983       10,418        9,291       10,043        8,922          375         369
--------------------------------------------------------------------------------------------------------------------------------
Equipment on operating leases, net          30,258       26,307       28,243        3,634        3,313       22,673      24,930
--------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                87,725       76,269       78,729       52,893       53,110       23,376      25,619
================================================================================================================================
Inventories                                 19,114       16,618       15,642       15,284       13,965        1,334       1,677
--------------------------------------------------------------------------------------------------------------------------------
Trade receivables                            7,888        6,858        6,297        6,579        6,005          279         292
--------------------------------------------------------------------------------------------------------------------------------
Receivables from financial services         61,814       53,742       52,088            2           10       53,740      52,078
--------------------------------------------------------------------------------------------------------------------------------
Other receivables                           18,935       16,463       17,573       11,147       11,159        5,316       6,414
--------------------------------------------------------------------------------------------------------------------------------
Securities                                   4,080        3,547        3,293        3,025        2,911          522         382
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                   11,868       10,318        9,130        8,129        8,191        2,189         939
--------------------------------------------------------------------------------------------------------------------------------
NON-FIXED ASSETS                           123,699      107,546      104,023       44,166       42,241       63,380      61,782
================================================================================================================================
DEFERRED TAXES                               4,646        4,039        3,613        3,899        3,496          140         117
================================================================================================================================
PREPAID EXPENSES                             1,163        1,011          962          914          866           97          96
================================================================================================================================
TOTAL ASSETS                               217,233      188,865      187,327      101,872       99,713       86,993      87,614
================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
================================================================================================================================
Capital stock                                3,028        2,633        2,633
--------------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                   9,044        7,863        7,819
--------------------------------------------------------------------------------------------------------------------------------
Retained earnings                           33,740       29,334       30,156
--------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss        (5,914)      (5,142)      (5,604)
--------------------------------------------------------------------------------------------------------------------------------
Treasury stock                                  (8)          (7)           -
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                        39,890       34,681       35,004       26,023       26,384        8,658       8,620
================================================================================================================================
MINORITY INTERESTS                             518          450          432          433          414           17          18
================================================================================================================================
ACCRUED LIABILITIES                         50,362       43,785       43,622       42,842       42,619          943       1,003
================================================================================================================================
Financial liabilities                       89,674       77,964       79,112       11,550       12,201       66,414      66,911
--------------------------------------------------------------------------------------------------------------------------------
Trade liabilities                           16,467       14,317       12,342       14,086       12,106          231         236
--------------------------------------------------------------------------------------------------------------------------------
Other liabilities                           10,168        8,840        8,843        6,217        6,152        2,623       2,691
--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                116,309      101,121      100,297       31,853       30,459       69,268      69,838
================================================================================================================================
DEFERRED TAXES                               3,183        2,767        2,312       (3,922)      (4,425)       6,689       6,737
================================================================================================================================
DEFERRED INCOME                              6,971        6,061        5,660        4,643        4,262        1,418       1,398
================================================================================================================================
TOTAL LIABILITIES                          177,343      154,184      152,323       75,849       73,329       78,335      78,994
================================================================================================================================
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                    217,233      188,865      187,327      101,872       99,713       86,993      87,614
================================================================================================================================

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

18 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                             Accumulated other comprehensive income (loss)

                                             Additional          Cumulative  Available-    Derivative   Minimum
                                     Capital   paid-in  Retained translation   for-sale    financial    pension    Treasury
(in millions of [EURO])               stock    capital  earnings  adjustment securities   instruments  liability    stock    Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002            2,609     7,319    26,441       3,850         61        (337)      (906)         -     39,037
===================================================================================================================================
 Net income                               -         -     3,611           -          -           -          -          -      3,611
-----------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income (loss)        -         -         -      (2,346)        64         695         11          -     (1,576)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                                                                    2,035
===================================================================================================================================
Stock based compensation                  -        22         -           -          -           -          -          -         22
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of shares upon conversion
 of notes                                24       482         -           -          -           -          -          -        506
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of capital stock                 -         -         -           -          -           -          -        (30)       (30)
-----------------------------------------------------------------------------------------------------------------------------------
Re-issuance of treasury stock             -         -         -           -          -           -          -         21         21
-----------------------------------------------------------------------------------------------------------------------------------
Dividends                                 -         -    (1,003)          -          -           -          -          -     (1,003)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2002              2,633     7,823    29,049       1,504        125         358       (895)        (9)    40,588
===================================================================================================================================

BALANCE AT JANUARY 1, 2003            2,633     7,819    30,156         600        (74)      1,065     (7,195)         -     35,004
===================================================================================================================================
 Net income                               -         -       697           -          -           -          -          -        697
-----------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income (loss)        -         -         -      (1,031)       179         897        417          -        462
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                                                                    1,159
===================================================================================================================================
Stock based compensation                  -        43         -           -          -           -          -          -         43
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of shares upon exercise of
 options                                  -         1         -           -          -           -          -          -          1
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of capital stock                 -         -         -           -          -           -          -        (28)       (28)
-----------------------------------------------------------------------------------------------------------------------------------
Re-issuance of treasury stock             -         -         -           -          -           -          -         21         21
-----------------------------------------------------------------------------------------------------------------------------------
Dividends                                 -         -    (1,519)          -          -           -          -          -     (1,519)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2003              2,633     7,863    29,334        (431)       105       1,962     (6,778)        (7)    34,681
===================================================================================================================================

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

                                                     Interim Report Q2 2003 | 19

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Consolidated                           Industrial Business       Financial Services

                                          Q1-2 2003    Q1-2 2003    Q1-2 2002    Q1-2 2003    Q1-2 2002    Q1-2 2003    Q1-2 2002
---------------------------------------------------------------------------------------------------------------------------------
(in millions)                             (Note 1)$       [EURO]       [EURO]       [EURO]       [EURO]       [EURO]       [EURO]
---------------------------------------------------------------------------------------------------------------------------------
Net income                                      802          697        3,611          221        3,406          476          205
---------------------------------------------------------------------------------------------------------------------------------
Income applicable to minority interests          17           15           13           12           11            3            2
---------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting
 principle                                        -            -          159            -          124            -           35
---------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
---------------------------------------------------------------------------------------------------------------------------------
  Gains on disposals of businesses               (1)          (1)      (2,630)          (1)      (2,630)           -            -
---------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of
   equipment on operating leases              3,207        2,788        3,608          279           94        2,509        3,514
---------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of fixed
   assets                                     3,399        2,955        3,186        2,902        3,140           53           46
---------------------------------------------------------------------------------------------------------------------------------
  Change in deferred taxes                     (504)        (438)         448         (851)         (55)         413          503
---------------------------------------------------------------------------------------------------------------------------------
  Equity (income) loss from associated
   companies                                      -            -         (156)           6         (166)          (6)          10
---------------------------------------------------------------------------------------------------------------------------------
  Change in financial instruments                72           63          (67)          22         (169)          41          102
---------------------------------------------------------------------------------------------------------------------------------
  Gains on disposals of fixed
   assets/securities                           (267)        (232)        (326)        (232)        (326)           -            -
---------------------------------------------------------------------------------------------------------------------------------
  Change in trading securities                   (8)          (7)         105            -          105           (7)           -
---------------------------------------------------------------------------------------------------------------------------------
  Change in accrued liabilities               2,601        2,261        2,199        2,271        2,168          (10)          31
---------------------------------------------------------------------------------------------------------------------------------
  Turnaround plan expenses -
   Chrysler Group                                 6            5          688            5          688            -            -
---------------------------------------------------------------------------------------------------------------------------------
  Turnaround plan payments -
   Chrysler Group                              (198)        (172)        (256)        (172)        (256)           -            -
---------------------------------------------------------------------------------------------------------------------------------
  Changes in other operating assets and
   liabilities:
---------------------------------------------------------------------------------------------------------------------------------
   - Inventories, net                        (1,506)      (1,309)        (650)      (1,512)        (398)         203         (252)
---------------------------------------------------------------------------------------------------------------------------------
   - Trade receivables                         (734)        (638)        (981)        (647)        (899)           9          (82)
---------------------------------------------------------------------------------------------------------------------------------
   - Trade liabilities                        2,804        2,438        1,293        2,439        1,407           (1)        (114)
---------------------------------------------------------------------------------------------------------------------------------
   - Other assets and liabilities             1,720        1,495         (296)       1,301       (1,451)         194        1,155
---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES        11,410        9,920        9,948        6,043        4,793        3,877        5,155
=================================================================================================================================
Purchases of fixed assets:
---------------------------------------------------------------------------------------------------------------------------------
   - Increase in equipment on operating
      leases                                 (9,932)      (8,635)     (10,378)      (2,679)      (3,402)      (5,956)      (6,976)
---------------------------------------------------------------------------------------------------------------------------------
   - Purchases of property, plant and
      equipment                              (3,582)      (3,114)      (3,417)      (3,070)      (3,382)         (44)         (35)
---------------------------------------------------------------------------------------------------------------------------------
   - Purchases of other fixed assets           (185)        (161)         (68)        (129)         (30)         (32)         (38)
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment
 on operating leases                          8,690        7,555        9,743        3,023        4,508        4,532        5,235
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets         238          207          234          198          213            9           21
---------------------------------------------------------------------------------------------------------------------------------
Payments for investments in businesses         (843)        (733)        (184)        (708)        (173)         (25)         (11)
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses           117          102        5,211           79        4,928           23          283
---------------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in receivables
 from financial services, net                (4,477)      (3,892)      (5,169)          26           51       (3,918)      (5,220)
---------------------------------------------------------------------------------------------------------------------------------
(Acquisition) disposition of securities
 (other than trading), net                     (274)        (238)         100         (214)          38          (24)          62
---------------------------------------------------------------------------------------------------------------------------------
Change in other cash                           (296)        (258)         (39)        (335)        (212)          77          173
---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING
 ACTIVITIES                                 (10,544)      (9,167)      (3,967)      (3,809)       2,539       (5,358)      (6,506)
=================================================================================================================================
Change in financial liabilities
 (including amounts for commercial
   paper borrowings, net of [EURO] 480
   ($ 552 and [EURO] (2,257) in 2003 and
   2002, respectively)                        2,416        2,100       (5,836)        (653)      (4,955)       2,753         (881)
---------------------------------------------------------------------------------------------------------------------------------
Dividends paid (incl. profit transferred
 from subsidiaries)                          (1,766)      (1,535)      (1,007)      (1,527)      (1,003)          (8)          (4)
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock
 (incl. minority interests)                      24           21           21           (7)         (96)          28          117
---------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                      (32)         (28)         (30)         (28)         (30)           -            -
---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING
 ACTIVITIES                                     642          558       (6,852)      (2,215)      (6,084)       2,773         (768)
=================================================================================================================================
Effect of foreign exchange rate changes
 on cash and cash equivalents
 (maturing within 3 months)                    (503)        (437)      (1,049)        (395)        (962)         (42)         (87)
---------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS
 (MATURING WITHIN 3 MONTHS)                   1,005          874       (1,920)        (376)         286        1,250       (2,206)
=================================================================================================================================
CASH AND CASH EQUIVALENTS (MATURING
 WITHIN 3 MONTHS)
=================================================================================================================================
 AT BEGINNING OF PERIOD                      10,467        9,100       10,715        8,161        7,344          939        3,371
=================================================================================================================================
 AT END OF PERIOD                            11,472        9,974        8,795        7,785        7,630        2,189        1,165
=================================================================================================================================

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

20 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim condensed consolidated financial statements ("interim financial statements") of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP"). All amounts herein are presented in millions of euros ("[EURO]") and, for amounts as of and for the three and six months ended June 30, 2003, also in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO] 1= $1.1502, the Noon Buying Rate of the Federal Reserve Bank of New York on June 30, 2003.

   Certain prior period amounts have been reclassified to conform with the current period presentation.

   All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows of the Group for the periods presented. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements and notes thereto included in DaimlerChrysler's 2002 Annual Report and its Form 20-F which was filed with the United States Securities and Exchange Commission on February 20, 2003.

   The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts recorded in the interim financial statements and accompanying notes. Actual amounts could differ from those estimates.

   Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of the financial services business. To enhance the readers' understanding of the Group's interim financial statements, the accompanying financial statements present, in addition to the interim financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

   In November 2002, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement that contains multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 is effective for DaimlerChrysler in its financial statements beginning July 1, 2003 and DaimlerChrysler shall apply the consensus prospectively for all transactions occurring after June 30, 2003. DaimlerChrysler expects that the adoption of EITF 00-21 will not have a significant impact on the Group's consolidated financial statements.

   In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under Statement of Financial Accounting Standards No. ("SFAS") 5, "Accounting for Contingencies." Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002.

                                                     Interim Report Q2 2003 | 21


DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   DaimlerChrysler determines fair value of the non-contingent portion of guarantees issued primarily based on market information including third party offers. In the absence of reliable market information, the Group uses the present value of expected future cash flows. The offsetting entry made at the initial recognition of a guarantee liability depends on the nature of the guarantee, but generally would be to expense. A systematic and rational method for subsequent measurement of the liability is determined in connection with information developed for initial measurement except for changes in the liability due to losses recognized under SFAS 5. DaimlerChrysler adopted the disclosure requirements in its 2002 consolidated financial statements. DaimlerChrysler adopted the recognition and measurement provisions effective January 1, 2003 without significant impact to the Group's consolidated financial statements.

   In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see Note
10).

   During the second quarter of 2003, DaimlerChrysler adopted the fair value recognition provisions of SFAS 123 prospectively to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all awards granted prospectively from December 31, 2002 will be measured at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense will be recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003, will continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees" and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The adoption of the fair value based method for awards granted in April 2003 resulted in additional compensation expense in the Group's statement of income (loss) of [EURO] 12.8 million for the three and six month periods ended June 30, 2003 ([EURO] 7.9 million, net of taxes, or [EURO] 0.01 per share, respectively). Note 10 includes a table that illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

   In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51," which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated.

   For DaimlerChrysler, FIN 46 applied immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which DaimlerChrysler obtained an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 are effective as of July 1, 2003.

   DaimlerChrysler evaluated whether it is the primary beneficiary of variable interest entities created after January 31, 2003, and concluded that it has not entered into any arrangements with variable interest entities after January 31, 2003. DaimlerChrysler also evaluated whether it is the primary beneficiary of variable interest entities created prior to February 1, 2003, and therefore would be required to consolidate them as of July 1, 2003.

   DaimlerChrysler identified several off-balance-sheet leasing structures that are required to be consolidated under FIN 46 as of July 1, 2003. In these structures, a variable interest entity is established and owned by third parties. The variable interest entity raises funds by issuing either debt or equity securities to third party investors. The variable interest entity uses the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment at fair value or re-lease the property and equipment under new terms. The variable interest entities that have been identified for consolidation in accordance with FIN 46 have total assets of approximately [EURO] 600 million, which also represents the Group's maximum exposure to loss as a result of its involvement with these variable interest entities. Management considers the probability of loss arising from these structures to be remote.

22 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   DaimlerChrysler's other primary involvement with variable interest entities is predominantly comprised of sales of receivables to bank conduits. DaimlerChrysler sells automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities, in the ordinary course of business. DaimlerChrysler generally remains as servicer. DaimlerChrysler also retains residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduit. Although its interest in these variable interest entities is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46. The outstanding balance of receivables sold to conduits and the corresponding retained interest balance as of June 30, 2003, are approximately [EURO] 5.7 billion and [EURO] 1.0 billion, respectively, which represents the Group's maximum exposure to loss as a result of its involvement with these variable interest entities.

   DaimlerChrysler has evaluated the extent to which it has involvement in other variable interest entities, in addition to those described above. The Group is involved with other types of variable interest entities including certain financing vehicles, partnerships and joint ventures that meet the strict FIN
46 definition of a variable interest entity. DaimlerChrysler has determined that its maximum exposure to loss through its involvement with these variable interest entities is not significant individually or in the aggregate.

   At its March 20, 2003 meeting, the EITF reached consensuses on the remaining issues of EITF 02-9, "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold," and the FASB ratified these consensuses at their April 2, 2003, meeting. EITF 02-9 requires the transferor to recognize at fair value financial assets previously sold when control over the financial assets is regained as if the transferor had repurchased the assets, together with a corresponding liability to the transferee. The EITF requires that no gain or loss should be recognized by the transferor if control is regained over assets sold. EITF 02-9 also applies to any beneficial interest or to qualifying special purpose entities that become non-qualifying. Servicing assets or liabilities and other retained interests continue to be accounted for separately. Loan loss allowances may not be recognized as of the repurchase date. EITF 02-9 is applicable for changes occurring after April 2, 2003, that result in the transferor regaining control over financial assets previously sold. The application of EITF 02-9 did not have a material effect on the Group's consolidated financial statements.

   In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In particular, SFAS 149 amends SFAS 133 for decisions made through the Derivative Implementation Group ("DIG") process that effectively required that amendments be made to SFAS 133. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. However, the provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, shall continue to be applied in accordance with their respective effective dates. DaimlerChrysler expects that the application of SFAS 149 will not have a significant impact to the Group's consolidated financial statements.

   In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs, that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. For example, SFAS 150 requires an issuer to classify as a liability most mandatorily redeemable instruments where redemption is outside of the control of the issuer and holder, instruments with repurchase obligations that are physically or net cash settled, and instruments with obligations to issue a variable number of equity shares. In particular, forward purchase contracts and written put options that are physically or net cash settled or that can be net share settled shall be classified as liabilities by the issuer. SFAS 150 could affect companies' ratios, performance measures and certain stock buy-back programs. DaimlerChrysler applies the provisions of this Standard for all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have an impact on the Group's consolidated financial statements.

                                                     Interim Report Q2 2003 | 23




DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   A consensus on EITF 01-8, "Determining Whether an Arrangement Contains a Lease" was reached on May 15, 2003, and was ratified by the FASB at its May 28, 2003 meeting. EITF 01-8 clarifies certain provisions of SFAS 13, "Accounting for Leases," with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under the model of EITF 01-8 should be accounted for under current lease accounting literature. EITF 01-8 should be applied prospectively for lessees and lessors to arrangements newly agreed to, modified, or acquired in a business combination beginning with the first reporting period after May 28, 2003. DaimlerChrysler applies the provisions of EITF 01-8 beginning July 1, 2003 and is currently determining the impact of EITF 01-8 on the Group's consolidated financial statements.

2. TURNAROUND PLAN FOR THE CHRYSLER GROUP

The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

   The net charges recorded for the plan in the year ended December 31, 2001, were [EURO] 3,064 million ([EURO] 1,934 million net of taxes), including [EURO] 1,374 million related to workforce reductions, [EURO] 984 million related to asset write-downs and [EURO] 706 million related to other costs.

   The charges recorded for the plan in the first half of 2002 were [EURO] 688 million ([EURO] 443 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income ([EURO] 672 million and [EURO] 16 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures.

   The charges recorded for the plan in the first half of 2003 were [EURO] 5 million ([EURO] (1) million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income ([EURO] (3) million and [EURO] 8 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were recorded due to workforce reductions and revisions of estimates based upon information currently available or actual settlements.

   The pretax amounts for turnaround plan charges are comprised of the following:

                                 Workforce            Asset
(in millions of [EURO])          reductions        write-downs   Other costs    Total
-------------------------------------------------------------------------------------
RESERVE BALANCE
AT JANUARY 1, 2002                      506             -           510         1,016
=====================================================================================
Additional charges                      132            98            84           314
-------------------------------------------------------------------------------------
Payments                                (81)            -           (47)         (128)
-------------------------------------------------------------------------------------
Amount charged
against assets                            -           (98)            -           (98)
-------------------------------------------------------------------------------------
Amount recognized
by and transferred
to the employee
benefit plans                           (48)            -             -           (48)
-------------------------------------------------------------------------------------
Currency translation adjustment           1             -             8             9
-------------------------------------------------------------------------------------
RESERVE BALANCE
AT MARCH 31, 2002                       510             -           555         1,065
=====================================================================================
  Additional charges                    221           169             3           393
-------------------------------------------------------------------------------------
  Adjustments                            (6)           17           (30)          (19)
-------------------------------------------------------------------------------------
Net charges                             215           186           (27)          374
=====================================================================================
Payments                                (52)            -           (76)         (128)
-------------------------------------------------------------------------------------
Amount charged
against assets                            -          (186)            -          (186)
-------------------------------------------------------------------------------------
Currency translation adjustment         (71)            -           (57)         (128)
-------------------------------------------------------------------------------------
RESERVE BALANCE
AT JUNE 30, 2002                        602             -           395           997
=====================================================================================
  Additional charges                      -             2            12            14
-------------------------------------------------------------------------------------
  Adjustments                           (35)           13            14            (8)
-------------------------------------------------------------------------------------
Net charges                             (35)           15            26             6
=====================================================================================
Payments                               (164)            -           (92)         (256)
-------------------------------------------------------------------------------------
Amount charged against assets             -           (15)           (6)          (21)
-------------------------------------------------------------------------------------
Amount recognized
by and transferred
to the employee
benefit plans                          (104)            -             -          (104)
-------------------------------------------------------------------------------------
Currency trans-
lation adjustment                       (19)            -           (18)          (37)
-------------------------------------------------------------------------------------
RESERVE BALANCE
AT DECEMBER 31, 2002                    280             -           305           585
=====================================================================================

24 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        Workforce         Asset
(in millions of [EURO]) reductions  write-downs   Other costs         Total
---------------------------------------------------------------------------
 Additional charges             7             -             -             7
---------------------------------------------------------------------------
 Adjustments                   14             -           (21)           (7)
---------------------------------------------------------------------------
Net charges                    21             -           (21)            -
===========================================================================
Payments                      (38)            -           (55)          (93)
---------------------------------------------------------------------------
Amount charged
against assets                -               -            (2)           (2)
---------------------------------------------------------------------------
Currency translation
adjustment                     (2)            -            (9)          (11)
---------------------------------------------------------------------------
RESERVE BALANCE
AT MARCH 31,2003              261             -           218           479
===========================================================================
 Additional charges            19             -             -            19
---------------------------------------------------------------------------
 Adjustments                   (9)            -            (5)          (14)
---------------------------------------------------------------------------
Net charges                    10             -            (5)            5
===========================================================================
Payments                      (35)            -           (44)          (79)
---------------------------------------------------------------------------
Amount recognized
by and transferred
to the employee
benefit plans                 (47)            -             -           (47)
---------------------------------------------------------------------------
Currency translation
adjustment                    (10)            -            (9)          (19)
---------------------------------------------------------------------------
RESERVE BALANCE
AT JUNE 30, 2003              179             -           160           339
===========================================================================

Workforce reduction charges during the six months ended June 30, 2003 and 2002, relate to involuntary severance benefits ([EURO] 50 million and [EURO] 230 million, respectively) and early retirement incentive programs ([EURO]
(19) million and [EURO] 117 million, respectively). The voluntary early retirement programs, accepted by 681 and 1,672 employees during the first half of 2003 and 2002, respectively, are formula driven based on salary levels, age and past service. In addition, 249 employees were involuntarily affected by the plan in the first half of 2003. The number of employees involuntarily affected by the plan in the first half of 2002 was not significant. The amount of involuntary severance benefits paid and charged against the liability in the first half of 2003 and 2002 was [EURO] 9 million and [EURO] 73 million, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

   As a result of the planned idling, closing or disposal of certain manufacturing facilities, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of [EURO] 284 million in the first half of 2002. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

   Other costs primarily include supplier contract cancellation costs.

   The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002, to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria, plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were previously provided for in the turn-around plan charges.

   The Chrysler Group may recognize additional restructuring costs in the remaining six months of 2003 relating to the divestiture of selected assets. The Chrysler Group expects cash payments of $0.4 billion in 2003 for the previously recorded charges.

3. ACQUISITIONS AND DISPOSITIONS
On March 14, 2003, DaimlerChrysler acquired from Mitsubishi Motors Corporation ("MMC") a 43% non-controlling interest of Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for approximately [EURO] 710 million in cash, of which [EURO]674 million was paid in the first quarter of 2003. The total purchase price is subject to a post-closing adjustment specified in an agreement between DaimlerChrysler and MMC. Due to favorable euro-to-yen exchange rate movements since the announcement of the transaction, the purchase price is expected to be approximately [EURO] 50 million less than the initially planned [EURO] 760 million. Currently, approximately [EURO] 30 million of the purchase price has been allocated preliminarily to investor-level goodwill (see Note 5). DaimlerChrysler accounts for its investment in MFTBC using the equity method. Because DaimlerChrysler is unable to obtain U.S. GAAP information on a timely basis from MFTBC, the Group will include its proportionate share of MFTBC's results of operations on a three month lag. Such results are included in the Group's Commercial Vehicles segment as of April 1, 2003. Also, on March 14, 2003, ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC a total minority interest of 15% of MFTBC's shares for approximately [EURO] 245 million in cash, subject to a post-closing adjustment. As a result of the transactions described above, MMC now retains a 42% non-controlling interest in MFTBC.

   In December 2002, DaimlerChrysler exercised its option to acquire 50% of the commercial vehicle business of Hyundai Motor Company (HMC) for approximately [EURO] 400 million in cash. DaimlerChrysler originally expected to consummate the transaction by the end of February 2003. Due to ongoing negotiations between HMC and the labour unions, DaimlerChrysler

                                                     Interim Report Q2 2003 | 25

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

now expects the transaction to be completed in the second half of 2003 based primarily on its original terms.

4. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
GOODWILL AND OTHER INTANGIBLE ASSETS. DaimlerChrysler adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment evaluation and the recognition of the transition impairment charge of [EURO] 159 million ([EURO]
0.16 per share) was completed in December 2002. However, because this transitional impairment charge relates to goodwill existing as of January 1, 2002, the cumulative effect of the change in accounting principle was recorded retroactively to DaimlerChrysler's first quarter 2002 consolidated financial statements.

5. GOODWILL
During the six months ended June 30, 2003, goodwill of [EURO] 52 million was recorded in connection with the acquisition of dealerships in Europe and [EURO] 8 million was recorded in connection with certain other acquisitions, each of which were immaterial individually and in the aggregate. The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

   As of June 30, 2003, goodwill relates to Mercedes Car Group ([EURO] 143 million), Chrysler Group ([EURO] 1,068 million), Commercial Vehicles ([EURO] 677 million), Services ([EURO] 59 million) and Other Activities ([EURO]
48 million).

  DaimlerChrysler's investor-level goodwill in companies accounted for using the equity method was [EURO] 657 million at June 30, 2003. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor-level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary. Investor-level goodwill currently includes [EURO] 30 million recorded in connection with the purchase of a 43% interest in MFTBC (see Note 3). As of June 30, 2003, valuations to determine the fair values of certain intangible assets of MFTBC had not yet been finalized. Consequently, the purchase price allocation is preliminary and currently assumes that the entire excess purchase price over DaimlerChrysler's proportionate share of the net assets acquired of [EURO] 30 million represents investor-level goodwill. The amount currently assigned to investor-level goodwill is subject to change once the determination of a post-closing adjustment, if any, is finalized and the fair values are established for certain intangible and tangible assets and any related deferred tax effects. DaimlerChrysler believes that the effects of these purchase price allocation adjustments will not have a material impact on its consolidated net income.

6. OTHER INTANGIBLE ASSETS
Other intangible assets comprise (in millions of [EURO]):

                                     At June 30,   At Dec. 31,
(in millions of [EURO])                     2003          2002
--------------------------------------------------------------
Other intangible assets subject
to amortization
--------------------------------------------------------------
  Gross carrying amount                    1,046         1,036
--------------------------------------------------------------
  Accumulated amortization                  (666)         (634)
--------------------------------------------------------------
Net carrying amount                          380           402
==============================================================
Other intangible assets not subject
to amortization                            2,301         2,453
--------------------------------------------------------------
                                           2,681         2,855
==============================================================

DaimlerChrysler's other intangible assets subject to amortization primarily represent software. During the six months ended June 30, 2003, additions of [EURO] 77 million were recognized, primarily relating to software. The aggregate amortization expense for the three and six months ended June 30, 2003, was [EURO]35 million and [EURO] 70 million, respectively, and for the three and six months ended June 30, 2002, [EURO] 39 million and [EURO] 82 million, respectively.

   Amortization expense for the gross carrying amount of other intangible assets at June 30, 2003, is estimated to be [EURO] 80 million for the remainder of 2003, [EURO] 110 million in 2004, [EURO] 72 million in 2005, [EURO] 37 million in 2006, [EURO]23 million in 2007 and [EURO] 14 million in 2008.

   Other intangible assets not subject to amortization represent intangible pension assets.

7. INVENTORIES
Inventories are comprised of the following (in millions of [EURO]):

                                                  At June 30,     At Dec. 31,
(in millions of [EURO])                                  2003            2002
------------------------------------------------------------------------------
Raw materials and manufacturing supplies              1,885         1,900
------------------------------------------------------------------------------
Work-in-process                                       2,976         2,693
------------------------------------------------------------------------------
Finished goods, parts and products held
for resale                                           12,336        11,567
------------------------------------------------------------------------------
Advance payments to suppliers                            66            63
------------------------------------------------------------------------------
                                                     17,263        16,223
==============================================================================
Less: Advance payments received                        (645)         (581)
------------------------------------------------------------------------------
                                                     16,618        15,642
==============================================================================

8. CASH AND CASH EQUIVALENTS
As of June 30, 2003, and December 31, 2002, cash and cash equivalents include [EURO] 344 million and [EURO] 30 million, respectively, of deposits with original maturities of more than three months.

26 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. STOCKHOLDERS' EQUITY
During the first half of 2003, DaimlerChrysler purchased approximately 1.0 million of its Ordinary Shares for [EURO] 28 million and re-issued approximately 0.8 million of those shares for [EURO] 21 million in connection with an employee share purchase plan. At June 30, 2003, approximately 0.2 million Ordinary Shares totaling [EURO] 7 million were held as treasury stock designated for future issuances under employee share purchase plans.

   Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2002, DaimlerChrysler AG made a distribution of [EURO] 1,519 million ([EURO]
1.50 per share). The dividend was paid on April 10, 2003 to investors owning DaimlerChrysler shares on April 9, 2003.

   On April 9, 2003, the annual meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling [EURO] 500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling [EURO] 500 million and to increase capital stock by issuing Ordinary Shares to employees totaling [EURO] 26 million. In addition, DaimlerChrysler AG is authorized through October 9, 2004, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO] 263 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

   During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO] 613 million (with nominal value of [EURO] 511 each), which entitled the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represents newly issued shares totaling [EURO] 383 million) of DaimlerChrysler. According to the note agreements the option price per share was [EURO] 42.67 in consideration of exchange of the notes or [EURO] 44.49 in cash. In the first six months of 2003, 20,698 options for the subscription of newly issued DaimlerChrysler Ordinary Shares were exercised. The repayment for the remaining options was on July 5, 2003.

   Total comprehensive income (loss) of the Group for the three-month periods ended June 30, 2003 and 2002, was [EURO] 362 and [EURO] (742) million, respectively.

10. STOCK-BASED COMPENSATION
In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

   In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002, a constitutional appeal was filed against this decision. After that the Federal Constitutional Court (Bundesverfassungsgericht) decided in May 2003 not to admit the constitutional appeal.

   During the first half of 2003, the Group issued 20.5 million new options at a reference price of [EURO] 28.67.

   The following table illustrates the rollforward of the stock options granted to the management during the six month period ended June 30 (in millions of stock options):

DEVELOPMENT OF THE STOCK OPTIONS GRANTED TO MANAGEMENT

                                    2003               2002
-----------------------------------------------------------
In millions
-----------------------------------------------------------
Outstanding as of January 1         53.1               33.6
-----------------------------------------------------------
Granted                             20.5               20.0
-----------------------------------------------------------
Forfeited                           (0.7)                 -
===========================================================
Outstanding as of June 30           72.9               53.6
===========================================================
Exercisable as of June 30           23.8                7.6
-----------------------------------------------------------

As discussed in Note 1, DaimlerChrysler adopted the provisions of SFAS 123 prospectively to all awards granted after December 31, 2002. Awards granted in previous periods will continue to be accounted for using the provisions of APB 25 and related Interpretations. The fair value of DaimlerChrysler stock options issued in 2003 was calculated at the grant date with a modified Black-Scholes option pricing model, which considers the terms of issuance.

                                                     Interim Report Q2 2003 | 27

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The cost related to stock based employee compensation included in the determination of net income for the three and six month periods ended June
30, 2003, is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123. The following underlying assumptions were used in calculating the fair value of DaimlerChrysler stock options granted in 2003: expected dividend yield: 5.6%; expected volatility: 35.0%; risk free interest rate: 2.9%; and expected life: 3 years. The total fair value of DaimlerChrysler stock options granted in 2003 was [EURO] 123 million ([EURO]
6.00 per option).

   The following table illustrates the effect on net income and earnings per share for the three month periods ended June 30, 2003 and 2002, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested stock options.

                                            Three months ended June 30,
                                                   2003            2002
-------------------------------------------------------------------------
Net income (in millions of [EURO]):
-------------------------------------------------------------------------
Net income, as reported before
cumulative effect
of change in accounting principle                   109           1,108
-------------------------------------------------------------------------
  Add: Stock-based employee compensation
  expense included in reported net income,
  net of related tax effects                         16              28
-------------------------------------------------------------------------
  Deduct: Stock-based employee
  compensation expense determined under
  fair value based method for all awards,
  net of related tax effects                        (34)            (61)
-------------------------------------------------------------------------
PRO FORMA NET INCOME                                 91           1,075
=========================================================================

-------------------------------------------------------------------------
Earnings per share (in [EURO]):
-------------------------------------------------------------------------
Basic - as reported before
cumulative effect of change in
accounting principle                               0.11            1.10
-------------------------------------------------------------------------
Basic - pro forma                                  0.09            1.07
-------------------------------------------------------------------------
Diluted - as reported before
cumulative effect of change in
accounting principle                               0.11            1.10
-------------------------------------------------------------------------
Diluted - pro forma                                0.09            1.07
-------------------------------------------------------------------------

   The following table illustrates the effect on net income and earnings per share for the six month periods ended June 30, 2003 and 2002, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested stock options.

                                               Six months ended June 30,
                                                    2003            2002
-------------------------------------------------------------------------
Net income (in millions of [EURO]):
-------------------------------------------------------------------------
Net income, as reported before
cumulative effect of change in accounting
 principle                                           697           3,770
-------------------------------------------------------------------------
  Add: Stock-based employee compensation
  expense included in reported net income,
  net of related tax effects                          26              30
-------------------------------------------------------------------------
  Deduct: Stock-based employee
  compensation expense determined under
  fair value based method for all awards,
  net of related tax effects                         (76)            (84)
-------------------------------------------------------------------------
PRO FORMA NET INCOME                                 647           3,716
=========================================================================

-------------------------------------------------------------------------
Earnings per share (in [EURO]):
-------------------------------------------------------------------------
Basic - as reported before
cumulative effect of change in accounting
principle                                           0.69            3.75
-------------------------------------------------------------------------
Basic - pro forma                                   0.64            3.70
-------------------------------------------------------------------------
Diluted - as reported before
cumulative effect of change in accounting
principle                                           0.69            3.73
-------------------------------------------------------------------------
Diluted - pro forma                                 0.64            3.68
-------------------------------------------------------------------------

   Unearned compensation expense for all outstanding and unvested stock options as of June 30, 2003 and 2002, totals to [EURO] 181 million and [EURO]
141 million, respectively.

11. ACCRUED LIABILITIES
Accrued liabilities are comprised of the following (in millions of [EURO]):

                                      At June 30,  At Dec. 31,
(in millions of [EURO])                      2003         2002
---------------------------------------------------------------
Pension plans and similar obligations     15,828       15,909
---------------------------------------------------------------
Income and other taxes                     3,531        3,621
---------------------------------------------------------------
Other accrued liabilities                 24,426       24,092
---------------------------------------------------------------
                                          43,785       43,622
===============================================================

The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. In addition, the accrued liability for product warranties covers expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

(in millions of [EURO])
------------------------------------------------------------
Balance at January 1, 2003                            9,014
------------------------------------------------------------
Currency change                                        (351)
------------------------------------------------------------
Utilizations and transfers                           (2,332)
------------------------------------------------------------
Changes from product warranties issued in 2003        2,733
------------------------------------------------------------
Changes from prior period product warranties           (151)
issued
------------------------------------------------------------
BALANCE AT JUNE 30, 2003                              8,913
============================================================

28 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. SEGMENT REPORTING
Segment information for the three-month periods ended
June 30, 2003 and 2002, is as follows (in millions of [EURO]):

                                      Mercedes    Chrysler       Commercial                   Other
(in millions of [EURO])              Car Group      Group         Vehicles     Services    Activities Eliminations Consolidated
-------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED JUNE 30, 2003
-------------------------------------------------------------------------------------------------------------------------------
Revenues                               12,394       11,834         6,555         3,041          504            -         34,328
-------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                        827            -           405           467           63       (1,762)             -
===============================================================================================================================
Total revenues                         13,221       11,834         6,960         3,508          567       (1,762)        34,328
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Operating Profit (Loss)                   861         (948)          211           334          228          (45)           641
-------------------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED JUNE 30, 2002
-------------------------------------------------------------------------------------------------------------------------------
Revenues                               12,209       16,210         6,879         3,531          508            -         39,337
-------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                        863          230           505           452           74       (2,124)             -
===============================================================================================================================
Total revenues                         13,072       16,440         7,384         3,983          582       (2,124)        39,337
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Operating Profit (Loss)                   845          414            (7)          227          253          (50)         1,682
===============================================================================================================================

Segment information for the six-month periods ended
June 30, 2003 and 2002, is as follows (in millions of [EURO]):

                                    Mercedes    Chrysler      Commercial                   Other
(in millions of [EURO])            Car Group      Group        Vehicles       Services  Activities   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 2003
-------------------------------------------------------------------------------------------------------------------------------
Revenues                             24,120       24,513        12,263         6,156          973            -           68,025
-------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                    1,525            -           801           960          131       (3,417)               -
===============================================================================================================================
Total revenues                       25,645       24,513        13,064         7,116        1,104       (3,417)          68,025
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Operating Profit (Loss)               1,549         (796)          225           753          333          (20)           2,044
-------------------------------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002
-------------------------------------------------------------------------------------------------------------------------------
Revenues                             23,494       31,966        12,668         7,011        1,105            -           76,244
-------------------------------------------------------------------------------------------------------------------------------
Intersegment sales                    1,509          424           837           902          143       (3,815)               -
===============================================================================================================================
Total revenues                       25,003       32,390        13,505         7,913        1,248       (3,815)          76,244
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Operating Profit (Loss)               1,498          227           (92)        2,782          411          (64)           4,762
===============================================================================================================================

   In the first quarter of 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles, which were previously expensed by the Group in years prior to 2001, between the Chrysler Group and Services.
The non-cash effect of transferring such risks in the first quarter of 2003 resulted in [EURO] 70 million of additional revenue and operating profit for the Chrysler Group and [EURO] 70 million of additional cost of sales and reduced operating profit for Services.

                                                     Interim Report Q2 2003 | 29

DAIMLERCHRYSLER AG AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The reconciliation to operating profit is as follows (in millions of [EURO]):

                                       Three months                 Six months
                                     ended June 30,             ended June 30,
(in millions of [EURO])           2003         2002          2003         2002
------------------------------------------------------------------------------
Income before financial
income                             241        1,415         1,345        1,857
------------------------------------------------------------------------------
+ Pension and postre-
  tirement benefit
  expenses other than
  service cost                     238          (74)          448         (157)
------------------------------------------------------------------------------
+ Operating profit (loss)
  from affiliated and asso-
  ciated companies and
  financial income (loss)
  from related operating
  companies                        141          150           219          358
------------------------------------------------------------------------------
+ Gain from the sale
  of operating businesses            -          156             -        2,640
------------------------------------------------------------------------------
+ Miscellaneous items               21           35            32           64
------------------------------------------------------------------------------
  CONSOLIDATED OPERATING
  PROFIT                           641        1,682         2,044        4,762
==============================================================================

13. EARNINGS PER SHARE
The computation of basic and diluted earnings per share for "Income before cumulative effect of change in accounting principle" is as follows (in millions of [EURO] or millions of shares, except earnings per share):

                                          Three months                Six months
                                        ended June 30,            ended June 30,
                                     2003         2002         2003         2002
--------------------------------------------------------------------------------
Income before cumulative
effect of change in
accounting principle - basic          109        1,108          697        3,770
--------------------------------------------------------------------------------
 Interest expense on
 convertible bonds and
 notes (net of tax)                     1            4            2           10
--------------------------------------------------------------------------------
Income before cumulative
effect of change
in accounting principle -
diluted                               110        1,112          699        3,780
================================================================================

--------------------------------------------------------------------------------
Weighted average number
of shares outstanding -
basic                             1,012.6      1,004.8      1,012.7      1,004.0
--------------------------------------------------------------------------------
 Dilutive effect
 of convertible bonds
 and notes                            1.0          9.1          1.0          9.9
--------------------------------------------------------------------------------
Weighted average
number of shares
outstanding - diluted             1,013.6      1,013.9      1,013.7      1,013.9
================================================================================

--------------------------------------------------------------------------------
Earnings per share
before cumulative
effect of change in
accounting principle
--------------------------------------------------------------------------------
Basic                                0.11         1.10         0.69         3.75
--------------------------------------------------------------------------------
Diluted                              0.11         1.10         0.69         3.73
================================================================================

Options issued in connection with the 2000 Stock Option Plan in 2000, 2001, 2002 and 2003 were not included in the computation of diluted earnings per share for 2002 and 2003 because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares for the three and six months ended June 30, 2003 and 2002.

14. LITIGATION AND CLAIMS
As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its supervisory board and board of management (Messrs. Kopper, Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making similar claims to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit are pending. The plaintiffs, current or former DaimlerChrysler shareholders, allege that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In addition, the consolidated class action complaint alleges that we violated U.S. securities laws by making false and misleading statements in 1999 and 2000 regarding its prospects for the year 2000. The plaintiffs are claiming to have suffered damages in an amount somewhere between $5.9 billion and $22.1 billion. DaimlerChrysler denies the plaintiffs' allegations of wrongdoing, and further denies that the plaintiffs have suffered any damages at all. These cases have been consolidated for purposes of discovery and are captioned In re:
DaimlerChrysler AG Securities Litigation. In March 2002, the Court dismissed the allegations of the consolidated class action complaint relating to the purportedly false and misleading statements concerning our prospects for the year 2000. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the grounds that the Court lacks jurisdiction over him. In February 2003, DaimlerChrysler filed motions seeking summary judgment on all claims in the cases on several grounds, including that the claims are barred by the statute of limitations. In June 2003, the Court denied the Group's motion relating to the statute of limitations and deferred decision on the remaining grounds. DaimlerChrysler is presently scheduled for trial of all the consolidated actions in the fourth quarter of 2003. DaimlerChrysler believes the claims in this litigation are without merit and plans to continue defending against them vigorously.

30 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   As reported in DaimlerChrysler's Annual Report as of December 31, 2002, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD 195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

   As previously reported, in the first quarter of 2003, forty purported class action lawsuits alleging violations of antitrust law were filed against DaimlerChrysler, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Additional lawsuits were filed during the second quarter of 2003 containing similar allegations, bringing the total number of such lawsuits to approximately 70. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend against them vigorously.

15. RISKS CONCERNING EQUITY INVESTMENT IN EADS
The aftermath of the events of September 11, 2001, the war in Iraq, the outbreak of SARS and general weakness in worldwide economies have had an adverse impact on the world's aviation industry in which the European Aeronautic Defence and Space Company EADS N.V. ("EADS") operates and have suppressed the market value (based on quoted market price of the shares) of EADS. At June 30, the carrying value of the Group's investment in EADS approximated [EURO] 5.1 billion and exceeded its market value by [EURO] 2.2 billion. The Group's investment in EADS is of a long-term nature, which is expected to be sufficient to allow for the recovery of the market value of the investment in EADS. Although the Group believes that the value of the EADS investment is considerably higher than its carrying value, U.S. GAAP and SEC rules require that an investment be written down to its market value, with a charge taken to earnings, when an impairment in the carrying amount of an investment is considered to be other-than-temporary. If in the second half of 2003 the market value of the Group's investment in EADS continues to remain substantially below its carrying value, the Group will have to assess a write-down of its investment in EADS to market value and recognize an impairment charge in the Group's Net Income.

                                                     Interim Report Q2 2003 | 31


DAIMLERCHRYSLER AG AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS AND CONTINGENCIES
Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

                                   Maximum potential         Amount recognized
                                   future obligation            as a liability
--------------------------------------------------------------------------------
                            At June 30,  At Dec. 31,  At June 30,  At Dec. 31,

(in millions of [EURO])            2003         2002         2003        2002
--------------------------------------------------------------------------------
Guarantees for third party
liabilities                       2,114        2,119          328          370
--------------------------------------------------------------------------------
Guarantees under
buy-back commitments              2,131        2,663          612          724
--------------------------------------------------------------------------------
Performance guarantees
and environmental risks             781          581          373          370
--------------------------------------------------------------------------------
Other                               755          830          228          246
--------------------------------------------------------------------------------
                                  5,781        6,193        1,541        1,710
================================================================================

The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At June 30, 2003, these guarantees amounted to [EURO] 46.7 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

   On March 11, 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of 6% of the common shares of DaimlerChrysler Luft-und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. The agreement was approved by the Parliament of the Free and Hanseatic City of Hamburg on May 21, 2003. Pursuant to the terms of the agreement, DaimlerChrysler holds a call option and the City of Hamburg holds a put option which, upon exercise by either party, will require the shares of DCLRH held by the City of Hamburg to be transferred to DaimlerChrysler. In consideration for these shares, DaimlerChrysler will pay the City of Hamburg a minimum of [EURO] 450 million in cash or shares of EADS or a combination of both. DaimlerChrysler's call option would become exercisable at January 1, 2005. The City of Hamburg's put option would become exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote.

32 | Interim Report Q2 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. CONDENSED CONSOLIDATED FINANCIAL INFORMATION
DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets includes the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income (expense), net includes the income or loss related to such investments.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                                    DaimlerChrysler               Other
                                                        DaimlerChrysler AG            North America        subsidiaries
(in millions of [EURO])                                   (parent company)      Holding Corporation          (combined)
-----------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 2003
-----------------------------------------------------------------------------------------------------------------------
  Revenues                                                          27,779                        -              58,879
-----------------------------------------------------------------------------------------------------------------------
  Cost of sales                                                    (22,055)                       -             (51,410)
=======================================================================================================================
GROSS MARGIN                                                         5,724                        -               7,469
-----------------------------------------------------------------------------------------------------------------------
  Selling, administrative and other expenses                        (3,254)                      (5)             (5,990)
-----------------------------------------------------------------------------------------------------------------------
  Research and development                                          (1,705)                       -              (1,298)
-----------------------------------------------------------------------------------------------------------------------
  Other income                                                         230                        -                 387
-----------------------------------------------------------------------------------------------------------------------
  Turnaround plan expenses - Chrysler Group                              -                        -                  (5)
=======================================================================================================================
INCOME (LOSS) BEFORE FINANCIAL INCOME                                  995                       (5)                563
-----------------------------------------------------------------------------------------------------------------------
  Financial income (expense), net                                      115                     (388)                509
=======================================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                                    1,110                     (393)              1,072
-----------------------------------------------------------------------------------------------------------------------
  Income taxes                                                        (413)                     264                (433)
-----------------------------------------------------------------------------------------------------------------------
  Minority interests                                                     -                        -                 (15)
=======================================================================================================================
NET INCOME                                                             697                     (129)                624
=======================================================================================================================

SIX MONTHS ENDED JUNE 30, 2002
-----------------------------------------------------------------------------------------------------------------------
  Revenues                                                          27,156                        -              68,155
-----------------------------------------------------------------------------------------------------------------------
  Cost of sales                                                    (21,587)                       -             (59,569)
=======================================================================================================================
GROSS MARGIN                                                         5,569                        -               8,586
-----------------------------------------------------------------------------------------------------------------------
  Selling, administrative and other expenses                        (3,230)                     (12)             (5,873)
-----------------------------------------------------------------------------------------------------------------------
  Research and development                                          (1,443)                       -              (1,450)
-----------------------------------------------------------------------------------------------------------------------
  Other income                                                         182                        -                 332
-----------------------------------------------------------------------------------------------------------------------
  Turnaround plan expenses - Chrysler Group                              -                        -                (688)
=======================================================================================================================
INCOME (LOSS) BEFORE FINANCIAL INCOME                                1,078                      (12)                907
-----------------------------------------------------------------------------------------------------------------------
  Financial income (expense), net                                    2,896                      (70)              3,452
=======================================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                                    3,974                      (82)              4,359
-----------------------------------------------------------------------------------------------------------------------
  Income taxes                                                        (204)                     383                (854)
-----------------------------------------------------------------------------------------------------------------------
  Minority interests                                                     -                        -                 (13)
=======================================================================================================================
INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE
  EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES                        3,770                      301               3,492
  Cumulative effects of changes in accounting principles              (159)                       -                (159)
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                           3,611                      301               3,333
=======================================================================================================================

                                                             Consolidating       DaimlerChrysler AG
(in millions of [EURO])                                        adjustments           (consolidated)
---------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 2003
---------------------------------------------------------------------------------------------------
  Revenues                                                         (18,633)                  68,025
---------------------------------------------------------------------------------------------------
  Cost of sales                                                     18,168                  (55,297)
===================================================================================================
GROSS MARGIN                                                          (465)                  12,728
---------------------------------------------------------------------------------------------------
  Selling, administrative and other expenses                           483                   (8,766)
---------------------------------------------------------------------------------------------------
  Research and development                                              63                   (2,940)
---------------------------------------------------------------------------------------------------
  Other income                                                        (289)                     328
---------------------------------------------------------------------------------------------------
  Turnaround plan expenses - Chrysler Group                              -                       (5)
===================================================================================================
INCOME (LOSS) BEFORE FINANCIAL INCOME                                 (208)                   1,345
---------------------------------------------------------------------------------------------------
  Financial income (expense), net                                     (366)                    (130)
===================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                                     (574)                   1,215
---------------------------------------------------------------------------------------------------
  Income taxes                                                          79                     (503)
---------------------------------------------------------------------------------------------------
  Minority interests                                                     -                      (15)
===================================================================================================
NET INCOME                                                            (495)                     697
===================================================================================================

SIX MONTHS ENDED JUNE 30, 2002
---------------------------------------------------------------------------------------------------
  Revenues                                                         (19,067)                  76,244
---------------------------------------------------------------------------------------------------
  Cost of sales                                                     18,839                  (62,317)
===================================================================================================
GROSS MARGIN                                                          (228)                  13,927
---------------------------------------------------------------------------------------------------
  Selling, administrative and other expenses                           267                   (8,848)
---------------------------------------------------------------------------------------------------
  Research and development                                              32                   (2,861)
---------------------------------------------------------------------------------------------------
  Other income                                                        (187)                     327
---------------------------------------------------------------------------------------------------
  Turnaround plan expenses - Chrysler Group                              -                     (688)
===================================================================================================
INCOME (LOSS) BEFORE FINANCIAL INCOME                                 (116)                   1,857
---------------------------------------------------------------------------------------------------
  Financial income (expense), net                                   (3,721)                   2,557
===================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                                   (3,837)                   4,414
---------------------------------------------------------------------------------------------------
  Income taxes                                                          44                     (631)
---------------------------------------------------------------------------------------------------
  Minority interests                                                     -                      (13)
===================================================================================================
INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE
  EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES                       (3,793)                   3,770
  Cumulative effects of changes in accounting principles               159                     (159)
---------------------------------------------------------------------------------------------------
NET INCOME                                                          (3,634)                   3,611
===================================================================================================

                                                     Interim Report Q1 2003 | 33

DAIMLERCHRYSLER AG AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                    DaimlerChrysler                    Other
                                                        DaimlerChrysler AG            North America             subsidiaries
(in millions of [EURO])                                   (parent company)      Holding Corporation               (combined)
----------------------------------------------------------------------------------------------------------------------------
JUNE 30, 2003
============================================================================================================================
ASSETS
----------------------------------------------------------------------------------------------------------------------------
  Goodwill and other intangible assets                                  87                        -                    4,589
----------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment, net                               6,373                        -                   28,495
----------------------------------------------------------------------------------------------------------------------------
    Investments and long-term financial assets                      29,053                   49,111                   10,642
----------------------------------------------------------------------------------------------------------------------------
    Equipment on operating leases, net                               3,821                        -                   22,715
============================================================================================================================
  FIXED ASSETS                                                      39,334                   49,111                   66,441
============================================================================================================================
    Inventories                                                      6,210                        -                   11,237
----------------------------------------------------------------------------------------------------------------------------
    Trade, finance and other receivables                            14,954                    4,120                   72,150
----------------------------------------------------------------------------------------------------------------------------
    Securities                                                         217                      469                    2,861
----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                        3,271                    3,410                    3,637
============================================================================================================================
  NON-FIXED ASSETS                                                  24,652                    7,999                   89,885
============================================================================================================================
  DEFERRED TAXES AND PREPAID EXPENSES                                1,654                      518                    9,168
============================================================================================================================
  TOTAL ASSETS                                                      65,640                   57,628                  165,494
============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
  STOCKHOLDERS' EQUITY                                              34,681                   10,306                   64,644
============================================================================================================================
  MINORITY INTERESTS                                                     -                        -                      450
============================================================================================================================
  ACCRUED LIABILITIES                                               11,145                       54                   32,774
============================================================================================================================
    Financial liabilities                                           11,432                   46,055                   36,056
----------------------------------------------------------------------------------------------------------------------------
    Trade liabilities                                                4,459                        -                    9,858
----------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                1,708                    1,213                    8,390
============================================================================================================================
  LIABILITIES                                                       17,599                   47,268                   54,304
============================================================================================================================
  DEFERRED TAXES AND DEFERRED INCOME                                 2,215                        -                   13,322
============================================================================================================================
  TOTAL LIABILITIES                                                 30,959                   47,322                  100,850
============================================================================================================================
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        65,640                   57,628                  165,494
============================================================================================================================

DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------------------
    Goodwill and other intangible assets                                95                        -                    4,831
----------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment, net                               5,973                        -                   30,296
----------------------------------------------------------------------------------------------------------------------------
    Investments and long-term financial assets                      27,736                   52,331                   12,684
----------------------------------------------------------------------------------------------------------------------------
    Equipment on operating leases, net                               3,722                        -                   24,713
============================================================================================================================
  FIXED ASSETS                                                      37,526                   52,331                   72,524
============================================================================================================================
    Inventories                                                      5,750                        -                   10,638
----------------------------------------------------------------------------------------------------------------------------
    Trade, finance and other receivables                            15,920                    4,517                   71,591
----------------------------------------------------------------------------------------------------------------------------
    Securities                                                         369                      318                    2,606
----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                        3,100                    3,982                    2,048
============================================================================================================================
  NON-FIXED ASSETS                                                  25,139                    8,817                   86,883
============================================================================================================================
  DEFERRED TAXES AND PREPAID EXPENSES                                2,881                      552                    8,601
============================================================================================================================
  TOTAL ASSETS                                                      65,546                   61,700                  168,008
============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
  STOCKHOLDERS' EQUITY                                              35,004                   11,010                   66,573
============================================================================================================================
  MINORITY INTERESTS                                                     -                        -                      432
============================================================================================================================
  ACCRUED LIABILITIES                                               10,831                      158                   32,927
============================================================================================================================
    Financial liabilities                                           11,838                   48,427                   37,803
----------------------------------------------------------------------------------------------------------------------------
    Trade liabilities                                                3,279                        -                    9,063
----------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                1,675                    2,105                    8,386
============================================================================================================================
  LIABILITIES                                                       16,792                   50,532                   55,252
============================================================================================================================
  DEFERRED TAXES AND DEFERRED INCOME                                 2,919                        -                   12,824
============================================================================================================================
  TOTAL LIABILITIES                                                 30,542                   50,690                  101,435
============================================================================================================================
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        65,546                   61,700                  168,008
============================================================================================================================

                                                             Consolidating       DaimlerChrysler AG
(in millions of [EURO])                                        adjustments           (consolidated)
---------------------------------------------------------------------------------------------------
JUNE 30, 2003
===================================================================================================
ASSETS
---------------------------------------------------------------------------------------------------
  Goodwill and other intangible assets                                   -                    4,676
---------------------------------------------------------------------------------------------------
    Property, plant and equipment, net                                   -                   34,868
---------------------------------------------------------------------------------------------------
    Investments and long-term financial assets                     (78,388)                  10,418
---------------------------------------------------------------------------------------------------
    Equipment on operating leases, net                                (229)                  26,307
===================================================================================================
  FIXED ASSETS                                                     (78,617)                  76,269
===================================================================================================
    Inventories                                                       (829)                  16,618
---------------------------------------------------------------------------------------------------
    Trade, finance and other receivables                           (14,161)                  77,063
---------------------------------------------------------------------------------------------------
    Securities                                                           -                    3,547
---------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                            -                   10,318
===================================================================================================
  NON-FIXED ASSETS                                                 (14,990)                 107,546
===================================================================================================
  DEFERRED TAXES AND PREPAID EXPENSES                               (6,290)                   5,050
===================================================================================================
  TOTAL ASSETS                                                     (99,897)                 188,865
===================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------
  STOCKHOLDERS' EQUITY                                             (74,950)                  34,681
===================================================================================================
  MINORITY INTERESTS                                                     -                      450
===================================================================================================
  ACCRUED LIABILITIES                                                 (188)                  43,785
===================================================================================================
    Financial liabilities                                          (15,579)                  77,964
---------------------------------------------------------------------------------------------------
    Trade liabilities                                                    -                   14,317
---------------------------------------------------------------------------------------------------
    Other liabilities                                               (2,471)                   8,840
===================================================================================================
  LIABILITIES                                                      (18,050)                 101,121
===================================================================================================
  DEFERRED TAXES AND DEFERRED INCOME                                (6,709)                   8,828
===================================================================================================
  TOTAL LIABILITIES                                                (24,947)                 154,184
===================================================================================================
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       (99,897)                 188,865
===================================================================================================

DECEMBER 31, 2002
===================================================================================================
ASSETS
---------------------------------------------------------------------------------------------------
    Goodwill and other intangible assets                                 -                    4,926
---------------------------------------------------------------------------------------------------
    Property, plant and equipment, net                                   -                   36,269
---------------------------------------------------------------------------------------------------
    Investments and long-term financial assets                     (83,460)                   9,291
---------------------------------------------------------------------------------------------------
    Equipment on operating leases, net                                (192)                  28,243
===================================================================================================
  FIXED ASSETS                                                     (83,652)                  78,729
===================================================================================================
    Inventories                                                       (746)                  15,642
---------------------------------------------------------------------------------------------------
    Trade, finance and other receivables                           (16,070)                  75,958
---------------------------------------------------------------------------------------------------
    Securities                                                           -                    3,293
---------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                            -                    9,130
===================================================================================================
  NON-FIXED ASSETS                                                 (16,816)                 104,023
===================================================================================================
  DEFERRED TAXES AND PREPAID EXPENSES                               (7,459)                   4,575
===================================================================================================
  TOTAL ASSETS                                                    (107,927)                 187,327
===================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------
  STOCKHOLDERS' EQUITY                                             (77,583)                  35,004
===================================================================================================
  MINORITY INTERESTS                                                     -                      432
===================================================================================================
  ACCRUED LIABILITIES                                                 (294)                  43,622
===================================================================================================
    Financial liabilities                                          (18,956)                  79,112
---------------------------------------------------------------------------------------------------
    Trade liabilities                                                    -                   12,342
---------------------------------------------------------------------------------------------------
    Other liabilities                                               (3,323)                   8,843
---------------------------------------------------------------------------------------------------
  LIABILITIES                                                      (22,279)                 100,297
===================================================================================================
  DEFERRED TAXES AND DEFERRED INCOME                                (7,771)                   7,972
===================================================================================================
  TOTAL LIABILITIES                                                (30,344)                 152,323
===================================================================================================
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      (107,927)                 187,327
===================================================================================================

34 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    DaimlerChrysler                    Other
                                                        DaimlerChrysler AG            North America             subsidiaries
(in millions of [EURO])                                   (parent company)      Holding Corporation               (combined)
----------------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 2003
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                4,050                      703                    6,918
============================================================================================================================
  Increase in equipment on operating leases                         (1,276)                       -                   (7,422)
----------------------------------------------------------------------------------------------------------------------------
  Purchases of property, plant, equipment and other
   fixed assets                                                     (1,289)                       -                      526
----------------------------------------------------------------------------------------------------------------------------
  Proceeds from disposals of equipment on operating
   leases                                                            1,142                        -                    6,413
----------------------------------------------------------------------------------------------------------------------------
  Proceeds from disposals of fixed assets                               68                        -                      139
----------------------------------------------------------------------------------------------------------------------------
  Payments for investments in businesses                              (972)                       -                       (9)
----------------------------------------------------------------------------------------------------------------------------
  Proceeds from disposals of businesses                                  -                        -                      102
----------------------------------------------------------------------------------------------------------------------------
  Increase in receivables from financial services, net                 (24)                       -                   (3,868)
----------------------------------------------------------------------------------------------------------------------------
  (Acquisition) disposition of securities (other than
   trading), net                                                       151                     (182)                    (207)
----------------------------------------------------------------------------------------------------------------------------
  Change in other cash                                                (137)                    (959)                    (119)
============================================================================================================================
CASH USED FOR INVESTING ACTIVITIES                                  (2,337)                  (1,141)                  (4,445)
============================================================================================================================
  Change in financial liabilities                                     (316)                     638                   (1,313)
----------------------------------------------------------------------------------------------------------------------------
  Dividends paid (including profits transferred from
   subsidiaries)                                                    (1,519)                    (453)                    (683)
----------------------------------------------------------------------------------------------------------------------------
  Other                                                                 (7)                       -                    1,216
============================================================================================================================
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                    (1,842)                     185                     (780)
============================================================================================================================
Effect of foreign exchange rate changes on cash                          -                     (319)                    (118)
============================================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIV.                       (129)                    (572)                   1,575
============================================================================================================================
CASH AND CASH EQUIVALENTS
============================================================================================================================
  AT BEGINNING OF PERIOD                                             3,100                    3,982                    2,018
============================================================================================================================
  AT END OF PERIOD                                                   2,971                    3,410                    3,593
============================================================================================================================

SIX MONTHS ENDED JUNE 30, 2002
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                     4,440                   (1,387)                  12,475
============================================================================================================================
  Increase in equipment on operating leases                         (1,233)                       -                   (9,161)
----------------------------------------------------------------------------------------------------------------------------
  Purchases of property, plant, equipment and other
   fixed assets                                                     (1,082)                       -                   (2,403)
----------------------------------------------------------------------------------------------------------------------------
  Proceeds from disposals of equipment on operating
   leases                                                            1,017                        -                    8,726
----------------------------------------------------------------------------------------------------------------------------
  Proceeds from disposals of fixed assets                               52                        -                      182
----------------------------------------------------------------------------------------------------------------------------
  Payments for investments in businesses                              (275)                       -                      (81)
----------------------------------------------------------------------------------------------------------------------------
  Proceeds from disposals of businesses                                246                        -                    5,137
----------------------------------------------------------------------------------------------------------------------------
  Increase in receivables from financial services, net                 (21)                       -                   (5,150)
----------------------------------------------------------------------------------------------------------------------------
  (Acquisition) disposition of securities
   (other than trading), net                                             -                     (283)                     383
----------------------------------------------------------------------------------------------------------------------------
  Change in other cash                                                  72                    3,256                     (110)
============================================================================================================================
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                    (1,224)                   2,973                   (2,477)
============================================================================================================================
  Change in financial liabilities                                   (3,772)                  (1,494)                  (2,652)
----------------------------------------------------------------------------------------------------------------------------
  Dividends paid (including profits transferred from
   subsidiaries)                                                    (1,003)                       -                   (4,302)
----------------------------------------------------------------------------------------------------------------------------
  Other                                                                 (9)                       -                   (2,439)
============================================================================================================================
CASH USED FOR FINANCING ACTIVITIES                                  (4,784)                  (1,494)                  (9,393)
============================================================================================================================
Effect of foreign exchange rate changes on cash                          -                     (638)                    (411)
============================================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIV.                     (1,568)                    (546)                     194
============================================================================================================================
CASH AND CASH EQUIVALENTS
============================================================================================================================
  AT BEGINNING OF PERIOD                                             2,410                    5,393                    2,912
============================================================================================================================
  AT END OF PERIOD                                                     842                    4,847                    3,106
============================================================================================================================

                                                             Consolidating       DaimlerChrysler AG
(in millions of [EURO])                                        adjustments           (consolidated)
---------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 2003
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                               (1,751)                   9,920
===================================================================================================
  Increase in equipment on operating leases                             63                   (8,635)
---------------------------------------------------------------------------------------------------
  Purchases of property, plant, equipment and other
   fixed assets                                                     (2,512)                  (3,275)
---------------------------------------------------------------------------------------------------
  Proceeds from disposals of equipment on operating
   leases                                                                -                    7,555
---------------------------------------------------------------------------------------------------
  Proceeds from disposals of fixed assets                                -                      207
---------------------------------------------------------------------------------------------------
  Payments for investments in businesses                               248                     (733)
---------------------------------------------------------------------------------------------------
  Proceeds from disposals of businesses                                  -                      102
---------------------------------------------------------------------------------------------------
  Increase in receivables from financial services, net                   -                   (3,892)
---------------------------------------------------------------------------------------------------
  (Acquisition) disposition of securities (other than
   trading), net                                                         -                     (238)
---------------------------------------------------------------------------------------------------
  Change in other cash                                                 957                     (258)
===================================================================================================
CASH USED FOR INVESTING ACTIVITIES                                  (1,244)                  (9,167)
===================================================================================================
  Change in financial liabilities                                    3,091                    2,100
---------------------------------------------------------------------------------------------------
  Dividends paid (including profits transferred from
   subsidiaries)                                                     1,120                   (1,535)
---------------------------------------------------------------------------------------------------
  Other                                                             (1,216)                      (7)
===================================================================================================
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                     2,995                      558
===================================================================================================
Effect of foreign exchange rate changes on cash                          -                     (437)
===================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIV.                          -                      874
===================================================================================================
CASH AND CASH EQUIVALENTS
===================================================================================================
  AT BEGINNING OF PERIOD                                                 -                    9,100
===================================================================================================
  AT END OF PERIOD                                                       -                    9,974
===================================================================================================

SIX MONTHS ENDED JUNE 30, 2002
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                    (5,580)                   9,948
===================================================================================================
  Increase in equipment on operating leases                             16                  (10,378)
---------------------------------------------------------------------------------------------------
  Purchases of property, plant, equipment and other
   fixed assets                                                          -                   (3,485)
---------------------------------------------------------------------------------------------------
  Proceeds from disposals of equipment on operating
   leases                                                                -                    9,743
---------------------------------------------------------------------------------------------------
  Proceeds from disposals of fixed assets                                -                      234
---------------------------------------------------------------------------------------------------
  Payments for investments in businesses                               172                     (184)
---------------------------------------------------------------------------------------------------
  Proceeds from disposals of businesses                               (172)                   5,211
---------------------------------------------------------------------------------------------------
  Increase in receivables from financial services, net                   2                   (5,169)
---------------------------------------------------------------------------------------------------
  (Acquisition) disposition of securities
   (other than trading), net                                             -                      100
---------------------------------------------------------------------------------------------------
  Change in other cash                                              (3,257)                     (39)
===================================================================================================
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                    (3,239)                  (3,967)
===================================================================================================
  Change in financial liabilities                                    2,082                   (5,836)
---------------------------------------------------------------------------------------------------
  Dividends paid (including profits transferred from
   subsidiaries)                                                     4,298                   (1,007)
---------------------------------------------------------------------------------------------------
  Other                                                              2,439                       (9)
===================================================================================================
CASH USED FOR FINANCING ACTIVITIES                                   8,819                   (6,852)
===================================================================================================
Effect of foreign exchange rate changes on cash                          -                   (1,049)
===================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIV.                          -                   (1,920)
===================================================================================================
CASH AND CASH EQUIVALENTS
===================================================================================================
  AT BEGINNING OF PERIOD                                                 -                   10,715
===================================================================================================
  AT END OF PERIOD                                                       -                    8,795
===================================================================================================

                                                     Interim Report Q2 2003 | 35


INVESTOR RELATIONS
contact

STUTTGART
Phone (+49) 711 17 92261, 17 95277 or 17 95256
Fax   (+49) 711 17 94109 or 17 94075

NEW YORK
Phone (+1) 212 909 9080
Fax   (+1) 212 909 9085


This report and additional information on DaimlerChrysler are available on the Internet at:
www.daimlerchrysler.com

FINANCIAL DIARY 2003/2004

INTERIM REPORT Q3 2003
October 21, 2003

ANNUAL RESULTS PRESS CONFERENCE /
ANALYSTS' AND INVESTORS' CONFERENCE CALL
February 19, 2004

ANNUAL MEETING
April 07, 2004,
Messe Berlin (Berlin Exhibition Center)

CONCEPT AND CONTENT:
DaimlerChrysler AG,
Investor Relations

DaimlerChrysler AG
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            DaimlerChrysler AG



                            By:   /s/ ppa.   Robert Koethner
                                  --------------------------------------
                                  Name:      Robert Koethner
                                  Title:     Vice President
                                             Chief Accounting Officer



                            By:   /s/ i. V.  Silvia Nierbauer
                                  --------------------------------------
                                  Name:      Silvia Nierbauer
                                  Title:     Director





Date: July 24, 2003